OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended April 23, 2003 File No. 000-50012

Gold City Industries Ltd.
(Name of Registrant)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1. Press Release dated March 3, 2003
2. Press Release dated March 4, 2003
3. Press Release dated March 6, 2003
4. Press Release dated March 26,2003
5. Press Release dated April 10, 2003
6. Material Change Report Submitted April 14, 2003
7. Form 51-901F – Schedule A - Audited Annual Financial Statements for the year ended December 31, 2002
8. Form 51-901F – Schedules B & C for the year ended December 31, 2002
9. Notice of Meeting
10. Management proxy/Information Circular
11. Form of Proxy
12. Supplemental Mailing List – Return Card
13. Annual Report for the Year Ended December 31, 2002
14. Press Release dated April 17, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. **Form 20-F..XXX**....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-03

March 3, 2003   TSX Venture: GC

Fred Sveinson, President, reports that further to the Company's announcement of a £2.4 million gold loan financing agreement (NR 03-02) with Ocean Resources Capital Holdings Plc. ("ORCH"), ORCH has commenced trading on the Alternative Investment Market ("AIM") of the London Stock Exchange effective February 28, 2003.

In an unrelated matter, the Company has received notification of acceptance for filing of the Company's Form 20-F registration statement from the United States Securities Exchange Commission (SEC). The Company became a reporting issuer in the United States effective November 20, 2002.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-04

March 4, 2003   TSX Venture: GC

Drill Results expand Mineralization on Gold City's Myrtle Claims,
Barkerville, British Columbia

Paul Cowley, P.Geo, VP Exploration, is pleased to announce assay results reported by International Wayside Gold Mines Ltd. ("IWA") on the last two of five surface diamond drill holes on Gold City's Myrtle property, located on Barkerville Mountain near Wells/Barkerville, British Columbia. IWA has an option to earn a 50% interest in the Myrtle property. The recently completed program is the first surface drill program conducted on Myrtle (refer to IWA's news release 03-02 for a table of results and map).

M02-04 was drilled beneath M02-03, which was previously reported (NR 02-20). Both holes, located approximately 300 metres northeast of IWA's Bonanza Ledge gold mineralization, had an azimuth of 135°, with declinations of -45° and -55°, respectively. M02-03 intersected a series of quartz-sulphide (30-70% pyrite) veins from which returned a 4.72 metre intercept grading 0.131 oz/ton gold. M02-04, underneath M02-03, intersected 3 separate quartz-sulphide veins that appear to be the continuity of veins in M02-03. The best intercept in M02-04 was 1.83 metres grading 0.102 oz/ton Au. The veins are interpreted to be subvertical and southwest trending towards the Bonanza Ledge.

M02-05 hole was located at the top of Barkerville Mountain in a 250 metre x 150 metre gold soil anomaly, coincident with the Baker/Rainbow contact. The Baker/Rainbow contact has been one of the historic focuses of gold mineralization in the Barkerville gold camp. M02-05 was drilled at an azimuth of 164° and a declination of -46°. The best intercept in M02-05 was 0.18 metres grading 1.802 oz/ton Au.

The five hole drill program is a positive start to the evaluation of the Myrtle property. The drilling successfully intersected numerous veins of different styles of mineralization with excellent gold values in close proximity to the Bonanza Ledge mineralization, including M02-01 (17.68 metres grading 0.266 oz/ton Au). The intercepts in M02-3 and M02-04 indicate some vertical gold grade continuity. The veins are hosted by Rainbow rocks similar to the mineralization mined historically at the Cariboo Gold Quartz mine, which produced 625,755 ounces of gold from 1,682,951 tons (grading 0.39 oz/ton Au). Further drilling is required to demonstrate the full extent of the mineralized area.

Gold City Industries Ltd.
Signed "Paul Cowley"
Paul Cowley, VP Exploration

For further information please contact Fred Sveinson, President at (604) 682-7677

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-05

March 6, 2003   TSX Venture: GC

Gold City Arranges $100,000 Non-Brokered Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered flow-through private placement of 400,000 units, priced at $0.25 per unit, for total gross proceeds of $100,000. Each unit is comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional share, at an exercise price of $0.30 per share, for a period of one year from the date of acceptance of the private placement by the TSX Venture Exchange. A finder's fee may be payable on a portion of the subscriptions to the private placement.

Securities issued through this offering will be subject to a four month hold period. The private placement is subject to acceptance by the TSX Venture Exchange.

Proceeds from the private placement will be used for qualifying flow-through exploration expenditures on the Company's Greenwood Gold Project, located near Greenwood, British Columbia. Metallurgical test work is currently being conducted at Process Research Associates Vancouver laboratory, under the supervision of Art Winckers, P.Eng., the Company's metallurgical consultant, to establish process design parameters for the rehabilitation and expansion of the Roberts Mill (NR 02-15). The Company has also filed a notice of work application to dewater the decline at the Lexington property, to access additional sample material for metallurgical and environmental test work. The initial mine plan for the Lexington Grenoble/Main zone is expected to be completed later this month. The Company will apply for a permit to mine a 10,000 tonne bulk sample from the Lexington before proceeding to full commercial production.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-06

March 26, 2003   TSX Venture: GC

Fred Sveinson, President, reports that the Company is amending the non-brokered flow-through private placement previously announced on March 6, 2003 (NR 03-05) to increase the number of units from 400,000 to 842,000 units for total gross proceeds of $210,500. All other terms of the private placement remain the same as previously announced with each unit, priced at $0.25, to consist of one flow-through common share and one non-flow-through, non-transferable share purchase warrant. Every two share purchase warrants will entitle the holder to purchase one additional common share, at an exercise price of $0.30 per share, for a period of one year from the date of acceptance of the private placement by the TSX Venture Exchange. A finder's fee is payable on a portion of the subscriptions to the private placement.

Shares issued pursuant to the private placement will be subject to a four month hold period. The private placement is subject to acceptance by the TSX Venture Exchange.

Proceeds from the private placement will be used for qualifying flow-through exploration expenditures on the Company's British Columbia exploration properties, primarily, the Greenwood Gold Project, located near Greenwood, BC.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-07

April 10, 2003   TSX Venture: GC

Gold City Closes $210,500 Private Placement

Fred Sveinson, President, reports the Company has closed a non-brokered private placement totaling $210,500, which was announced March 26, 2003 (NR 03-06). Subscriptions for 842,000 flow-through units, each comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, were received, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.

Shares issued pursuant to the private placement are subject to a four month hold until July 2, 2003. Finder's fees totaling $9,850 have been paid pursuant to the private placement. Proceeds from the subscriptions to the flow-through units will be used for qualifying exploration expenditures on the Company's Greenwood Gold Project, located near Greenwood, British Columbia.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)
BC FORM 53-901F (Previously Form 27)

1. **Reporting Issuer:**

   Gold City Industries Ltd.
   Suite 550, 580 Hornby Street
   Vancouver, British Columbia
   V6C 3B6

2. **Date of Material Change(s):**

   March 6, 2003, March 26, 2003, April 10, 2003 all related to a non-brokered private placement.

3. **Press Releases:**

   Press releases 03-05 dated March 6, 2003, 03-06 dated March 26, 2003, and 03-07 dated April 10, 2003, copies of which are attached hereto, were released through the facilities of Market News and Stockwatch.

4. **Summary of Material Change:**

   On March 6, 2003 the Issuer announced a non-brokered private placement, comprised of 400,000 flow-through units at a price of $0.25 per unit for total gross proceeds of $100,000. The flow-through units are each comprised of one flow-through common share and one non-transferable, non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share at an exercise price of $0.30 per share, prior to the date that is one year from acceptance for filing of the private placement. A finder's fee may be payable on a portion of the subscriptions. The proceeds from the flow-through units are to be used for qualifying exploration expenditures on the Issuer's Greenwood Gold Project, which is located near Greenwood, British Columbia. Securities issued through the offering will be subject to a four month hold and acceptance of the TSX Venture Exchange.

   Subsequently, on March 26, 2003 the Company announced that it had amended the private placement to increase the number of units to 842,000 for gross proceeds of $210,500.

   The private placement was accepted for filing by the TSX Venture Exchange on April 2, 2003.

On April 10, 2003 the Issuer reported that the Company had closed the non-brokered flow-through private placement, realizing proceeds of $210,500. Subscriptions for 842,000 flow-through units, each comprised of one flow-through common share and one non-flow-through, non-transferable share purchase warrant, were received, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004. Shares distributed are subject to a four month hold until July 2, 2003. Finder's fees totaling $9,850 have been paid pursuant to the private placement.

5.   **Full Description of Material Change:**

As per attached news releases.

6.   **Reliance on Provision:**

Not applicable.

7.   **Omitted Information:**

Not applicable.

8.   **Senior Officer:**

Frederick J. Sveinson
Gold City Industries Ltd.
Suite 550, 580 Hornby Street
Vancouver, British Columbia V6C 3B6

Telephone: (604) 682-7677
Fax: (604) 642-6577

9.   **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 11th day of April 2003.

Frederick J. Sveinson

"Signed"
Frederick J. Sveinson
President and CEO



British Columbia
Securities Commission

QUARTERLY AND YEAR-END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X	Schedule A
	Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF REPORT YY/MM/DD
GOLD CITY INDUSTRIES LTD.	**December 31, 2002**	**03/04/14**

ISSUER'S ADDRESS

Suite 550 – 580 Hornby Street

CITY - PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	**V6C 3B6**	**(604) 642-6577**	**(604) 682-7677**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Frederick J. Sveinson	**President**	**(604) 682-7677**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@gold-city.net	**www.gold-city.net**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Frederick J. Sveinson"	**FREDERICK J. SVEINSON**	**03/04/14**

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Paul S. Cowley"	**PAUL S. COWLEY**	**03/04/14**

FIN 51-901f Rev. 2000/12/19

GOLD CITY INDUSTRIES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

MORGAN AND COMPANY

AUDITORS' REPORT

To the Shareholders of
Gold City Industries Ltd.

We have audited the balance sheets of Gold City Industries Ltd. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.   Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.   As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

/s/ Morgan and Company

Vancouver, Canada
March 24, 2003

Chartered Accountants

GOLD CITY INDUSTRIES LTD.

BALANCE SHEETS

		DECEMBER 31		
		2002		2001
ASSETS				
Current				
Cash and cash equivalents	$	**9,382**	$	261,141
Marketable securities		**56,000**		20,000
Accounts receivable		**10,659**		7,948
Prepaid expense		**1,239**		1,139
Current portion note receivable		**4,724**		6,824
Current portion mortgages receivable		**1,126**		7,183
		83,130		304,235
Mineral Properties And Related Deferred Exploration (Note 4)		**2,776,906**		2,252,121
Capital Assets (Note 5)		**44,039**		15,745
Other Assets (Note 6)		**43,780**		61,287
	$	**2,947,855**	$	2,633,388
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**230,029**	$	136,090
Loans payable		**86,940**		138,281
		316,969		274,371
Share Subscriptions (Note 7)		**30,000**		253,850
		346,969		528,221
SHAREHOLDERS' EQUITY				
Share Capital (Note 8)		**8,838,743**		7,714,933
Contributed Surplus		**158,460**		140,000
		8,997,203		7,854,933
Deficit		**(6,396,317)**		(5,749,766)
		2,600,886		2,105,167
	$	**2,947,855**	$	2,633,388

Operations (Note 1)
Commitments and contingent liabilities (Note 10)
Subsequent Events (Note 12)

Approved by the Directors:

"Signed"   *"Signed"*
Frederick J. Sveinson   *Paul S. Cowley*

GOLD CITY INDUSTRIES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31		2002		2001
Administrative Expenses				
Audit, accounting and legal	$	**44,968**	$	26,761
Business development		**1,473**		3,664
Consulting and technical fees		**1,800**		720
Office and general		**193,188**		163,154
Share transfer and regulatory fees		**21,344**		18,374
Depreciation		**4,638**		1,987
Investor Relations		**495**		4,535
Loss Before Other Expenses		**267,906**		219,195
Other Expenses (Recoveries)				
Interest and other income		**(2,059)**		(22,115)
Mineral property evaluation		**56,996**		57,226
Write down of marketable securities		**-**		18,000
Abandonment of mineral properties		**305,248**		-
Stock-based Compensation		**18,460**		-
		378,645		53,111
Loss For The Year		**646,551**		272,306
Deficit, Beginning Of Year		**5,749,766**		5,477,460
Deficit, End Of Year	$	**6,396,317**	$	5,749,766
Basic and diluted loss per share	$	**0.03**	$	0.02
Basic and diluted weighted average shares outstanding		**19,105,416**		14,494,579

GOLD CITY INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31		2002		2001
Cash flows from operating activities				
Loss for the year	$	**(646,551)**	$	(272,306)
Add (deduct) items not involving cash:				
Abandonment of mineral properties		**305,248**		-
Write down of marketable securities		**-**		18,000
Depreciation		**4,638**		1,987
Stock-based compensation		**18,460**		-
		(318,205)		(252,319)
Net changes in non-cash working capital				
Accounts receivable		**(2,711)**		17,626
Prepaid expense		**(100)**		(412)
Accounts payable and accrued liabilities		**99,289**		96,425
Loans payable		**(51,341)**		135,071
		(273,068)		(3,609)
Cash flows from investing activities				
Purchase of capital assets		**(17,932)**		(12,409)
Acquisition of mineral properties		**(104,690)**		(193,971)
Other assets		**25,664**		9,272
Deferred exploration		**(244,843)**		(192,117)
		(341,801)		(389,225)
Cash flows from financing activities				
Shares issued for cash		**333,110**		228,700
Share subscriptions received		**30,000**		253,850
		363,110		482,550
Net cash and cash equivalents provided (used) during the year		**(251,759)**		89,716
Cash and cash equivalents beginning of year		**261,141**		171,425
Cash and cash equivalents end of year	$	**9,382**	$	261,141

Supplemental cash flow information (Note 14)

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS

The Company was incorporated as Gold City Mining Corporation under the *Company Act (British Columbia)* on December 7, 1994 by amalgamation of Gold City Resources Ltd., Providence Industries Ltd., and McKinney Mines Ltd. This name was subsequently changed to Consolidated Gold City Mining Corporation on October 29, 1997 concurrent with a share consolidation and changed again on August 26, 1998 to Gold City Industries Ltd. (the "Company") concurrent with a further corporate restructuring and share consolidation. Its principal business activities have included the exploration for and development of mineral properties.

These financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting principles
These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Mineral properties and deferred exploration expenditures
The Company records its interests in mineral properties at cost. Expenditures on general mining exploration are charged against operations as incurred. Exploration expenditures for specific projects are deferred until such time as the projects achieve commercial production, or are sold or abandoned. When a project achieves commercial production, the deferred exploration expenditures are amortized against operations over the estimated life of the mine. Expenditures relating to abandoned projects are charged to operations in the year of abandonment. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

Consolidation
During 2001 the Company acquired all of the issued and outstanding shares of Applied Mine Technologies Inc. ("AMT") and included thereafter the accounts of such entity in the Company's consolidated financial statements.

In December 2002 the Company voluntarily dissolved AMT and as such all assets and liabilities of AMT were deemed to transfer to the company. Accordingly, the Company no longer owns any subsidiary companies and as such does not report its results on a consolidated basis.

Marketable Securities
Marketable securities are valued at the lower of cost or market value.

Capital Assets and Depreciation
The Company records its acquisition of capital assets at cost. Depreciation is charged to operations on a declining basis at the following annual rates:

Office furniture and equipment	20%
Mining equipment	30%
Milling equipment	20%

Use of estimates

The Company uses estimates in preparing these consolidated financial statements based on the best information available at the balance sheet date. These estimates are reviewed and adjusted regularly to ensure that such estimates are reasonable. The estimates included in the consolidated balance sheets, statements of operations and deficit and cash flows will vary with actual results.

Income taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increase by the estimated cost of the renounced tax deductions.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants, which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value-based method of accounting. In respect of stock options granted to employees and directors, the Company has elected to adopt the intrinsic value-based method of accounting, which recognizes compensation expense only when the market price exceeds the exercise price at the date of grant, but which requires pro forma disclosure of net loss as if these grants were accounted for using the fair value method. Consideration paid on the exercise of stock options is credited to share capital.

Financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, mortgages and notes receivable, accounts payable and accrued liabilities and loans payable. The fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be cash and short-term investments with original maturities of three months or less.

Loss per share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

3. ACQUISITION OF APPLIED MINE TECHNOLOGIES INC.

Pursuant to an agreement dated February 8, 2000, the Company acquired 100% of the issued and outstanding shares of Applied Mine Technologies Inc. ("AMT") from AM Technologies Limited ("AM Limited") by issuing 100,000 common shares as consideration at a price of $0.15 per share. The transaction closed in 2001 upon completion of due diligence and AM Limited shareholder approval. The assets of AMT, being a 50% interest in the Domin mineral property in the Cariboo Mining Division of British Columbia and a 50.5% interest in the Old Nick mineral property in the Greenwood Mining Division, give the Company 100% interest in both of the mineral properties. The acquisition of AMT was accounted for in 2001 by the purchase method as follows:

Deferred Exploration Costs $15,000

In December 2002 the Company voluntarily dissolved AMT and all of its assets and liabilities were deemed to transfer to the Company.

The Company has a contingent obligation to AMT Limited relating to such date in the future that a formal decision is made to place the Domin property or the Old Nick property into production, of $50,000 or $500,000 respectively. The Company will have the option at the due date of either of these contingent obligations to make the payment in cash or by issuing shares.

4. MINERAL PROPERTIES AND RELATED DEFERRED EXPENDITURES

(a) The Company holds interests in mineral claims located in British Columbia that are owned, leased or under option. Deferred costs are as follows:

December 31, 2002:

	Balance December 31, 2001		2002 Property Acquisition		2002 Exploration Costs		Costs Written Off		Balance December 31, 2002
Rock Creek & Old Nick Property	$	501,195	$	1,000	$	4,040	$	$	506,235
Domin Project		273,813		16,500		1,153			291,466
Caramelia Property		684,198		-		36,498			720,696
Amy Project		33,459		-		940		34,399	-
Boundary Project		60,772		-		9,285			70,057
Congo Project		174,709		93,160		-		267,869	-
Midway Project		42,449		-		3,075			45,524
Sappho Property		75,137		4,250		5,959			85,346
WelBar Project		406,389		(36,000)		9,403			379,792
Bridon Property		-		-		905			905
Carbon Creek Property Greenwood		-		-		2,980		2,980	-
GoldProperty		-		498,030		138,695			636,725
Tommy Jack Property		-		8,250		31,560			39,810
Shut Property		-		-		350			350
Total	$	2,252,121	$	585,190	$	244,843	$	305,248	$	2,776,906

December 31, 2001:

	Balance December 31, 2000	2001 Property Acquisition	2001 Exploration Costs	Costs Written Off	Balance December 31, 2001
Rock Creek & Old Nick Property	$ 455,747	$ 16,000	$ 29,448	$ -	$ 501,195
Domin Project	249,713	22,250	1,850	-	273,813
Caramelia Property	679,020	-	5,178	-	684,198
Amy Project	-	23,027	10,432	-	33,459
Boundary Project	-	22,200	38,572	-	60,772
Congo Project	-	174,709	-	-	174,709
Midway Project	-	25,410	17,039	-	42,449
Sappho Property	-	9,775	65,362	-	75,137
WelBar Project	420,153	(38,000)	24,236	-	406,389
Total	$ 1,804,633	$ 255,371	$ 192,117	$ -	$ 2,252,121

5. CAPITAL ASSETS

		2002			2001	
	Cost	Accumulated Depreciation and Write Downs	Book Value	Cost	Accumulated Depreciation and Write Downs	Book Value
Milling equipment	21,000	-	21,000	-	-	-
Office equipment	85,607	62,568	23,039	73,675	57,930	15,745
	128,265	62,568	44,039	95,333	79,588	15,745

6. OTHER ASSETS

		2002		2001
Mortgages receivable	$	12,125	$	35,689
Note receivable		4,724		6,824
Deposit		2,781		2,781
Reclamation bonds		30,000		30,000
		49,630		75,294
Less: Current portion		(5,850)		(14,007)
	$	43,780	$	61,287

The mortgage and note receivable are with respect to certain surface lands the company sold during 1999 to arms-length third parties. The mortgage is secured by the land title, and bears interest at 7.255%. The mortgage is amortized over a period of three years with payments commencing on October 2003.

The note receivable bears no interest, is unsecured, has no fixed repayment terms and matures September 10, 2003.

The deposit is with respect to a security deposit for office premises.

The reclamation bonds are posted with the Province of British Columbia with respect to estimated cost to reclaim the Company's exploration sites.

7. SHARE SUBSCRIPTIONS

During 2002 the Company received subscriptions pursuant to agreements for a private placement of 200,000 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant, with every two warrants entitling the holder thereof to purchase one additional common share at a price of $0.20 per share until December 31, 2003.

During 2001 the Company received subscriptions pursuant to agreements for a private placement of 1,692,333 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $0.20 per share until January 7, 2003. On January 8, 2003 the Company issued 1,692,333 units.

8. SHARE CAPITAL

(a) Authorized   60,000,000 common shares without par value
(b) Issued

	Common Shares		Amount
Balance December 31, 2000	13,534,829	$	7,386,833
Issued during 2001			
For cash	1,524,665		228,700
For acquisition of Applied Mine Technologies Inc.	100,000		15,000
For acquisition of mineral properties	466,000		84,400
Balance December 31, 2001	15,625,494		7,714,933
Issued during 2002			
For cash	2,220,732		333,110
For share subscriptions received in 2001 (Note 7)	1,692,333		253,850
For acquisition of mineral properties (Note 10)	3,375,000		507,500
For acquisition of milling equipment (Note 10)	100,000		15,000
For debt settlement	110,666		14,350
Balance December 31, 2002	23,124,225	$	8,838,743

(c) Financings

During 2002 the Company completed financings as follows:

i) In April the Company issued 1,666,666 units at $0.15 per unit for gross proceeds of $250,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire an additional common share at $0.18 per share until April 29, 2003.

ii) In November the Company issued 241,700 units at $0.15 per unit for gross proceeds of $36,255. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire an additional common share at $0.20 pre share until November 14, 2003.

Concurrently, the Company issued 312,366 flow-through units at $0.15 per unit for gross proceeds of $46,855. Each flow-through unit consists of one flow-through common share and one non flow-through common share purchase warrant. Each such warrant entitled the holder thereof to acquire an additional common share at $0.20 per share until December 31, 2002.

iii) In April the Company settled $25,000 indebtedness by issuing 75,000 common shares at an ascribed price of $0.12 per share.

iv) In December the Company issued 35,666 common shares at an ascribed price of $0.15 per share to settle $5,350 of indebtedness.

During 2001 the Company completed financings as follows:

i)　　In July the Company issued 900,000 units at $0.15 per unit, for gross proceeds of $135,000. Of the units, 325,000 consisted of one flow-through common share and one non-flow-through common share purchase warrant ("July Warrant") and 575,000 of the units consisted of one common share and one July Warrant. Each July Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until July 2, 2002.

ii)　　In October the Company issued 624,665 units at $0.15 per unit for gross proceeds of $93,700. Of the units, 449,666 consisted of one flow-through common share and one non-flow-through common share purchase warrant ("October Warrant") and 174,999 of the units consisted of one common share and one October Warrant. Each October Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until October 4, 2002.

(d)　　Warrants

A summary of warrants that have been issued by the Company and their status at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:

| | 2002 | | 2001 | |
	Warrants Outstanding [1]	Weighted Average Exercise Price $/Share	Warrants Outstanding [1]	Weighted Average Exercise Price $/Share
At January 1	2,881,664	0.31	1,483,667	0.34
Issued	3,913,065	0.19	1,524,665	0.18
Expired	(3,194,030)	0.30	(126,668)	0.20
At December 31	3,600,699	0.19	2,881,664	0.31

(1) The number of warrants disclosed has been adjusted to reflect the equivalent number of common shares that can be acquired on exercise at the respective exercise price.

(e)　　Options

A summary of the Company's options at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:

| | 2002 | | 2001 | |
	Options Outstanding	Weighted Average Exercise Price $/Share	Options Outstanding	Weighted Average Exercise Price $/Share
At January 1	945,000	0.27	1,145,000	0.28
Granted	845,000	0.15	-	-
Cancelled	-	-	(200,000)	0.36
At December 31	1,790,000	0.21	945,000	0.27

Options to acquire common shares have been granted and are outstanding at year-end to officers and directors of the Company as follows:

Number of Common shares	Option Price	Expiry Date
110,000	$ 0.15	October 30, 2003
100,000	$ 0.20	February 3, 2004
350,000	$ 0.36	April 11, 2005
145,000	$ 0.25	May 26, 2005
100,000	$0.25	December 4, 2005
675,000	$ 0.15	May 6, 2007
1,480,000		

Had the Company determined compensation costs to employees and directors at the grant dates for those options granted during the year consistent with the fair value method of accounting for stock-based compensation, the Company's net loss would have been increased to the pro forma amounts indicated below:

			2002
Net loss for the period	As reported	$	(630,551)
	Pro Forma	$	(703,849)

The pro forma amounts presented above, do not include the effect of stock options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	average risk-free interest rate	3.5%
b)	expected life	2.5 years
c)	expected volatility	100%
d)	expected dividends	nil

9. INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2002	2001
Statutory tax rate	**39.62%**	44.6%
Loss per financial statements	**(646,551)** $	(121,448)
Expected income tax recovery	**(256,164)**	(121,448)
Non-Deductible differences	**266,800**	59,742
Unrecognized tax losses	**(10,636)**	61,706
Income tax provision	**-** $	-

The significant components of the Company's future tax assets are as follows:

	2002	2001
Cumulative exploration and development expenses	**1,301,196**	1,157,762
Net operating loss carry forwards	**740,995**	746,187
Less: valuation allowance	**(2,042,192)**	(1,903,949)
Net future income tax asset (liability)	**-** $	-

Losses that reduce future income for tax purposes expire as follows:

2003	257,901
2004	375,009
2005	159,678
2006	200,486
2007	312,228
2008	212,564
2009	352,390
	1,870,256

In addition to the tax losses listed above there are resource related expenditures totalling $3,284,190, which can be used to offset future Canadian income indefinitely.

Capital losses of $77,625 are available to offset future income from capital gains and may be carried forward indefinitely.

10. **COMMITMENTS AND CONTINGENT LIABILITIES**

(a) Pursuant to the terms and conditions of the Dominion Creek mineral property option agreement dated April 17, 2000, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Dominion Creek gold property on or before January 31, 2005, by making aggregate cash payments of $526,000, issuing 200,000 shares, and by incurring exploration expenditures on the property, or by making cash payments in lieu, sufficient to maintain a minimum of two years of assessment work on the property each year that the agreement is in place. As at December 31, 2002, the Company has made aggregate cash payments of $31,000 and has issued 150,000 shares to the property Vendors.

(b) Pursuant to the terms and conditions of the Sappho mineral property option agreement dated March 6, 2001, the Company may acquire 100% interest, subject to a 3.0% net smelter return royalty, in the Sappho mineral property on or before March 1, 2006 by issuing 100,000 shares and by incurring exploration expenditures of $100,000 on the property. As at December 31, 2002, the Company has issued 75,000 shares to the Vendors.

(c) Pursuant to the terms and conditions of the Tommy Jack mineral property option agreement dated May 10, 2002, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Tommy Jack mineral property by issuing 200,000 shares, making cash payments totalling $315,000, and by incurring exploration expenditures equivalent to a minimum of two years assessment work for each year that the agreement is in place. As at December 31, 2002, the Company has issued 50,000 shares.

(d) Pursuant to the terms and conditions of the Lexington-Lone Star mineral property option agreement dated July 26, 2002, the Company may acquire 70% interest in the Lexington-Lone Star mineral property by issuing 1,750,000 shares and by incurring exploration expenditures of $250,000 prior to September 5, 2004. The Company may acquire the remaining 30% interest in the property by making a cash payment of $250,000 prior to December 5, 2003. Portions of the property are subject to non-overlapping, 2.5% net smelter royalties/net profits royalties. As at December 31, 2002, the Company has issued 1,750,000 shares to the Vendors.

(e) Pursuant to the terms and conditions of the Golden Crown mineral property option agreement dated August 6, 2002, the Company may acquire 100% interest in the Winnipeg-Golden Crown mineral property, subject to a 2.5% net smelter return royalty, by issuing 1,000,000 shares and by making cash payments totalling $150,000 prior to January 9, 2004. As at December 31, 2002, the Company has issued 1,000,000 shares to the Vendors.

(f) Pursuant to the terms and conditions of the Roberts Mill option agreement dated September 16, 2002, the Company may acquire 100% interest in the Roberts Mill by issuing 400,000 shares and by making cash payments totalling $336,000 prior to January 15, 2008. The Company will pay a tonnage royalty on the first 500,000 tonnes of ore processed on site as follows: (i) $1.50 per tonne, if the price of gold is less than US$ 400/ounce and (ii) $2.00 per tonne, if the price of gold is greater than US$ 400/ounce. As at December 31, 2002, the Company has issued 100,000 shares and has made cash payments of $6,000.

(g) Pursuant to the terms of the JD mineral property option agreement dated September 23, 2002, the Company may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, by issuing 300,000 shares, by making cash payments totalling $97,500 and by incurring exploration expenditures of $250,000 prior to October 21, 2006. As at December 31, 2002 the Company has issued 75,000 shares.

(h) Pursuant to the terms of the Century Gold mineral property option agreement dated September 30, 2002, the Company may acquire 100% interest, subject to an underlying net smelter return royalty, in the Century Gold mineral property, by issuing 400,000 shares and by making cash payments totalling $75,000 prior to October 21, 2004. Pursuant to the underlying net smelter return royalty agreement, a net smelter return royalty of 4.5% will be paid jointly to three royalty holders until $300,000 has been paid, after which the net smelter return royalty will reduce to 2.7% jointly. As at December 31, 2002, the Company has issued 400,000 shares and has made cash payments of $10,000.

11. RELATED PARTY TRANSACTIONS

The Company has incurred expenses of $188,260 (2001 - $174,690) to directors, officers and companies controlled by directors for geological and administrative services. Accounts payable include $151,681 (2001 - $84,144) payable to directors, officers and companies controlled by directors or officers.

12. SUBSEQUENT EVENTS

a) In January 2003 the Company issued 200,000 units pursuant to private placement agreements (Note 7).

b) In January 2003 the Company issued 100,000 common shares to Bow Mines Ltd. in connection with the Company's acquisition of certain milling equipment.

c) In February 2003 the Company announced that it had entered into an agreement with Ocean Resources Capital Holdings PLC ("ORCH"), a London UK based company, pursuant to which ORCH will advance to the Company £2,400,000 ($CDN 6,000,000). As consideration for receiving such advance the Company will issue a secured loan note ("the Note") for such amount, bearing interest at 12% per annum, repayable over a three- year term.

  The Company has agreed to set aside sufficient funds from the advance to cover repayment of the first two years of interest expense. The Note is repayable at any time by the Company delivering to ORCH gold bullion at the fixed price of $US 315 per ounce or cash equivalent at ORCH's discretion. In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Company at $0.30 per share until the first anniversary date of the issuance of the warrants and thereafter at $0.35 per share, expiring on the second anniversary date.

  Certain finder's fees are payable pursuant to the agreement and the agreement is subject to the approval of the TSX Venture Exchange.

d) In March 2003 the Company announced that it has arranged a non-brokered private placement of 842,000 flow-through units at $0.25 per unit for gross proceeds of $210,500. Each unit consists of one flow-through common share and one non-flow-through, non-transferable common share purchase warrant. Two warrants entitle the holder thereof to purchase one additional common share at an exercise price of $0.30 per share for a period of one year from the date of acceptance of the private placement by the TSX Venture Exchange. A finder's fee may be payable on a portion of the subscriptions to the private placement.

13. SEGMENTED INFORMATION

All of the Company's operations have been in one industry, the exploration for precious metals. Management reviews the financial results according to expenditures by property as presented in the schedule of Mineral Properties and Related Deferred Expenditures (Note 4). The Company's mineral properties and capital assets are all in Canada.

14. SUPPLEMENTAL CASH FLOW INFORMATION

		2002		2001
Non-cash transactions				
- Shares issued for acquisition of mineral properties	$	507,500	$	99,400
- Shares issued for acquisition of Mill		15,000		-
- Shares issued for acquisition of Applied Mine Technologies Inc.		-		15,000
- Shares issued for debt settlement		14,350		-
- Marketable securities received as option payments		(36,000)		(38,000)
	$	500,850	$	76,400



**British Columbia
Securities Commission**

QUARTERLY AND YEAR-END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

	Schedule A
X	Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF REPORT YY/MM/DD
GOLD CITY INDUSTRIES LTD.	**December 31, 2002**	**03/04/14**

ISSUER'S ADDRESS

Suite 550 – 580 Hornby Street

CITY - PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	**V6C 3B6**	**(604) 642-6577**	**(604) 682-7677**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Frederick J. Sveinson	**President**	**(604) 682-7677**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@gold-city.net	**www.gold-city.net**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Frederick J. Sveinson"	**FREDERICK J. SVEINSON**	**03/04/14**

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Paul S. Cowley"	**PAUL S. COWLEY**	**03/04/14**

FIN 51-901f Rev. 2000/12/19

GOLD CITY INDUSTRIES LTD.
Form 51-901F Quarterly Report December 31, 2002

1.

a)   Expenditures on resource properties:

PROPERTY	ACQUISITION COSTS	EXPLORATION COSTS	PROPERTIES WRITTEN OFF	PROJECT TOTAL
Amy Property	$ -	$ 940	$ (940)	$ -
Boundary Property	-	9,285	-	9,285
Bridon Property	-	905	-	905
Caramelia Property	-	36,498	-	36,498
Carbon Creek Property	-	2,980	(2,980)	-
Domin Project	32,500	1,153	-	33,653
Greenwood Gold	504,030	138,695	-	642,724
Midway Property	-	3,075	-	3,075
Rock Creek Project	1,000	1,140	-	2,140
Sappho Property	4,250	5,959	-	10,209
Old Nick Property	-	2,900	-	2,900
Tommy Jack Property	8,250	31,560	-	39,810
Shut Property	-	350	-	350
Welbar Project	(36,000)	9,403	-	(26,597)
Congo Project	93,160	-	(93,160)	-
Total	$ 607,190	$ 244,843	$ (97,080)	$ 754,953

b)   Analysis of Office and General expenditures for year ended December 31, 2002:

ITEM	AMOUNT
Travel & Accommodation	$ 15,596
Bank charges	1,067
Courier & Postage	1,523
Consultants	44,893
Financing fees & interest	2,209
Foreign Exchange	200
Management Fees	34,750
Office Lease/Rent	31,355
Office Supplies & Equipment	19,140
Parking	1,949
Shareholder Communications	31,417
Sundry Expenses	615
Telephone & Fax	8,474
TOTAL	$ 193,188

c)   Summary of securities issued during the year ended December 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
January 7, 2002	Units (1)	Private Placement	1,692,333	$0.15	$253,850	Cash	N/A
March 26, 2002	Common Shares	Private Placement	25,000	$0.17	$4,250	Property Acquisition	N/A
April 8, 2002	Common Shares	Private Placement	25,000	$0.12	$3,000	Property Acquisition	N/A
April 8,2002	Common Shares	Private Placement	75,000	$0.12	$9,000	Debt Settlement	N/A
April 30, 2002	Units (2)	Private Placement	1,666,666	$0.15	$250,000	Cash	N/A
June 12, 2002	Common Shares	Private Placement	50,000	$0.18	$9,000	Property Acquisition	N/A
October 25, 2002	Common Shares	Private Placement	50,000	$0.15	$7,500	Property Acquisition	N/A
October 28, 2002	Common Shares	Private Placement	1,500,000	$0.15	$225,000	Property Acquisition	N/A
November 13, 2002	Common Shares	Private Placement	1,750,000	$0.15	$262,500	Property Acquisition	N/A
November 14, 2002	Units (3)	Private Placement	554,066	$0.15	$83,110	Cash	N/A
November 15, 2002	Common Shares	Private Placement	75,000	$0.15	$11,250	Property Acquisition	N/A
December 2, 2002	Common Shares	Private Placement	35,666	$0.15	$5,350	Debt Settlement	N/A
TOTAL			**7,498,731**		**$1,123,810**		

(1) Each Unit consists of one flow-through common share and one non-flow-through, non-transferable share purchase warrant. The warrants carry an exercise price of $0.20 per share and expire January 7, 2003.
(2) Each Unit consists of one common share and one non-flow-through, non-transferable share purchase warrant. The warrants are exercisable for $0.18 per share and expire on April 29, 2003.
(3) Includes 312,366 flow-through units and 241,700 non-flow-through units. Each flow-through unit consists of one flow-through common share and one non-flow-through, non-transferable common share purchase warrant. The warrants carry an exercise price of $0.20 per share and expire December 31, 2002. Each non-flow-through unit consists of one common share and one non-transferable common share purchase warrant. The warrants carry an exercise price of $0.20 per share and expire November 14, 2003.

d)   Summary of options granted during the year ended December 31, 2002:

Name of Optionee	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry Date
Robert A. Watts	75,000	$0.15	May 6, 2002	May 6, 2007
Frederick J. Sveinson	250,000	$0.15	May 6, 2002	May 6, 2007
Melvin W. Smale	150,000	$0.15	May 6, 2002	May 6, 2007
Courtney A. Shearer	105,000	$0.15	May 6, 2002	May 6, 2007
Paul S. Cowley	50,000	$0.15	May 6, 2002	May 6, 2007
Terry A. Sveinson	25,000	$0.15	May 6, 2002	May 6, 2007
Malaspina Consultants	20,000	$0.15	May 6, 2002	May 6, 2007
Sandra Sveinson	100,000	$0.15	May 6, 2002	May 6, 2007
Art Magill	60,000	$0.15	May 6, 2002	May 6, 2007
W. Barry Girling	10,000	$0.15	May 6, 2002	May 6, 2007
TOTAL	**845,000**			

2.   As at December 31, 2002:

a)   Authorized shares: 60,000,000
Issued Shares: 23,124,225

b)   Summary of options, warrants and convertible securities outstanding:

Type of Security	Number of Securities	Exercise Price	Expiry date
Stock Options	110,000	0.15	October 30, 2003
	100,000	0.20	February 4, 2004
	80,000	0.15	March 3, 2005
	350,000	0.36	April 11, 2005
	145,000	0.25	May 26,2005
	60,000	0.25	November 3, 2005
	100,000	0.25	December 4, 2005
	845,000	0.15	May 6, 2007
Total	1,790,000		
Warrants	1,692,333	0.20	January 7, 2003
	1,666,666	0.18	April 29, 2003
	241,700	0.20	November 14,2003
Total	3,600,699		

c)   Total number of shares in escrow or subject to a pooling agreement: Nil

d) List of directors and officers:

Directors:
 Paul Cowley
 Courtney Shearer
 Melvin Smale
 Fred Sveinson
 Robert Watts

Officers:
 Fred Sveinson – President & CEO
 Courtney Shearer – CFO
 Paul Cowley – Vice President Exploration
 Terry Sveinson – Treasurer & Assistant Secretary
 Robert McMorran – Secretary & Assistant Treasurer

SCHEDULE C
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND THE RESULTS OF OPERATIONS FOR 2002

The following discussion and analysis should be read in conjunction with the audited financial statements and related notes.

Description of Business
The Company was incorporated by Amalgamation on December 7, 1994 under the laws of the Province of British Columbia and commenced operations at the same time. The principal business of the Company is the acquisition, and if warranted, advanced exploration, development and operation of mineral properties. The Company has not generated operating revenues to date because the properties it currently holds are exploration stage projects. At present the Company is focussing on advancing its Greenwood Gold Project, located near Greenwood, BC to production. The Company continues to evaluate other advanced stage mineral properties of merit.

In December 2002 all of the assets and liabilities of the Company's wholly owned subsidiary company, Applied Mine Technologies Inc. ("AMT"), which included 50.5% and 50% interests in the Old Nick and Domin mineral properties, were transferred to and assumed by the Company, giving it a 100% interest in the two properties, and AMT was dissolved.

During the year ending December 31, 2002 the Company entered into a number of agreements to acquire mineral properties and assets comprising the Greenwood Gold Project.

Mineral Property Acquisitions and Agreements
The Company holds varying interests in sixteen mineral exploration properties, all located in B.C. and which cover 21,000 hectares, including: the Greenwood Gold Project, located near Greenwood, British Columbia, comprised of five properties (3,200 hectares); the Boundary Project, centred around Rock Creek, BC, comprised of six properties (10,600 hectares); the Welbar Project, located near Wells/Barkerville, BC, comprised of two properties (2,600 hectares); the Domin Project, located 43 kilometres northeast of Wells, BC (3,700 hectares), and the Tommy Jack property, located 150 kilometres north of Smithers, BC (1,200 hectares).

Greenwood Gold Project
The Greenwood Gold Project is comprised of two core property groups – the Lexington-Lone Star and the Golden Crown (including the Winnipeg-Golden Crown, Century Gold, Zip, and JD claims), and the Roberts Mill.

In July 2002 the Company entered into an option agreement to acquire 100% interest in the Lexington-Lone Star property, subject to non-overlapping royalties, (either a 2.5% net smelter return ("NSR") or a net profits interest ("NPI"), in consideration for delivery of 1,750,000 common shares, conducting $250,000 in exploration expenditures over a two year period, and by making a cash payment of $250,000 prior to December 5, 2003. The Lexington-Lone Star property, located in the Boundary-Republic mining camp, hosts two gold-copper deposits and numerous showings. The Optionor, Minterra Resource Corp. (formerly Britannia Gold Corp.), had expended approximately $2.9 million dollars, including completion of a 900-metre decline and 300-metre ventilation raise to access the Grenoble/Main zone deposit, prior to 1998.

In August 2002 the Company entered into an option agreement to acquire 100% interest in the Winnipeg-Golden Crown claims, subject to a 2.5% NSR royalty, in consideration for delivery of 1,000,000 common shares and cash payments of $150,000 over a fifteen-month period. Prior underground development on the Golden Crown properties, includes completion of a 1,100 metre adit.

In September 2002 the Company entered into agreements to acquire a 100% interest in the Century Gold, Zip, and JD claims, which surround and are contiguous with the Winnipeg-Golden Crown claims. The Company may acquire a 100% interest in the Century Gold claim, subject to an underlying 4.5% NSR royalty, which will reduce to a 2.7% NSR royalty after payment of the first $300,000 in royalty payments, in consideration for delivery of 400,000 common shares and by making cash payments totalling $75,000 over a two-year period. A series of auriferous massive sulfide veins, on the Century Gold ground, including near surface targets, have for the most part been under-explored. Recent trenching in 1998 led to the discovery of the Tiara Vein, a steeply dipping, massive sulfide body, traceable on surface for 90 metres. The Company may acquire a 100% interest in the JD claim, subject to a 2.5% NSR royalty, in consideration for cash payments totalling $97,500, delivery of 300,000 common shares, and conducting $250,000 in exploration expenditures over a four-year period. The Company acquired 100% interest in the Zip mineral claim, subject to a 1.5% NSR royalty, in consideration for a cash payment of $500 and delivery of 25,000 common shares.

Also in September 2002 the Company entered into an option agreement to acquire 100% interest in the Roberts Mill, located 5 kilometres south of Greenwood, BC in consideration for cash payments of $336,000 over a six-year period and delivery of 400,000 common shares over a two-year period. The Company will also pay a tonnage royalty dependent on the price of gold ($1.50 per tonne, if the price of gold is < $400/ounce and $2.00 per tonne, if the price of gold is >$400/ounce) on the first 500,000 tonnes processed at the mill.

The Company plans on advancing the Greenwood Gold Project to production, subject to completion of permitting and financing. The Company also intends to rehabilitate and expand the Roberts Mill, which is a gravity-flotation mill, and carry out an underground bulk sample from the Lexington property Grenoble/Main Zone deposit, with the intent of achieving commercial production. Other surface and underground exploration programs are planned for the Lexington property and the Golden Crown property.

Boundary Project
During 2002 the Company conducted a two-phase biogeochemical (bark) survey, heavy mineral and rock sampling on its Caramelia property, (2,000 hectares) which covers the historic gold producing placer and McKinney (Cariboo-Amelia) quartz veins (historic production of 80,000 ounces of gold). Mineralization remains open at depth and laterally to the original Cariboo-Amelia vein. The focus of the 2002 program was to explore for new near surface mineralized vein systems in the area, which has extensive overburden cover. Analysis of the bark data indicates that the bark survey is promising as an exploration tool, in conjunction with other conventional exploration methods, to elucidate structure, lithology, and potential mineralization. Follow up programs of detailed mapping, sampling, and trenching of biogeochemical anomalies have been recommended.

The Company continues to maintain its interests in four other properties comprising the Boundary Project including: the Old Nick nickel-cobalt property (100%), its Rock Creek Joint Venture (44%), and the Shut (100%), and Sappho properties (under option to earn 100%). No exploration expenditures were incurred on these properties in the year ended December 31, 2002.

Welbar Project

The Company's Myrtle-Proserpine and Promise properties are subject to option agreements with International Wayside Gold Mines Ltd. ("IWA"), whereby IWA may acquire a 50% interest in the properties by conducting $250,000 exploration expenditures and by issuing 300,000 common shares to the Company on each of the two properties prior to December 31, 2005. In September 2002 IWA commenced a diamond drill program on the Myrtle property, which is located on Barkerville Mountain, northeast of IWA's Bonanza Ledge Discovery and adjacent to the historic mining town of Barkerville in central BC. In October 2002 the Companies announced a new discovery on the Myrtle claims, located 300 metres into the hangingwall of the BC Vein/Bonanza Ledge. Additional drill results were announced, subsequent to the 2002 year end, in March 2003. The drilling successfully intersected numerous veins of different styles of mineralization with excellent gold values in close proximity to the Bonanza Ledge mineralization, including 17.68 metres grading 0.266 ounces/ton gold in M02-01. Further drilling is required to demonstrate the full extent of the mineralized area.

Tommy Jack Property

In May 2002 the Company entered into an option agreement to acquire 100% interest, subject to a 2.0% NSR royalty, in the Tommy Jack property (1,200 hectares), located 150 kilometres north of Smithers, BC in consideration for making cash payments totalling $315,000, by delivering 200,000 common shares, and by conducting staged exploration programs over an eight year period. Sufficient exploration work will be conducted to file a minimum of two years assessment work for each year the option agreement is maintained. In July 2002 the Company conducted an initial surface evaluation of the Tommy Jack property, including trenching, mapping, and sampling.

Democratic Republic of Congo ("DRC") – Costamin JV

During the early part of 2002 the Company continued with metallurgical test work and preliminary engineering related to mining of cobalt-copper oxides. In June 2002 the Company announced that it had decided not to continue its funding obligations to the Costamin JV due to the uncertain political and economic climate. As a result, the Company will not acquire any equity interest in the Costamin JV and its investment has been written off.

Results of Operations

During the year ended December 31, 2002 the Company reported a net loss of $646,551 compared to a consolidated net loss of $272,306 reported in the year ended December 31, 2001. The difference is primarily due to abandonment and write down of mineral properties, which amounted to $305,248 for the year ended December 31, 2002 compared to no mineral property write downs in the prior year. Revenue reported for the year ending December 31, 2002 was $2,059 compared to $22,115 for the year ending December 31, 2001. The difference in revenue is primarily attributable to a finder's fee ($15,898) received by the Company for introducing a mining technology project to a major mining company. Effective January 1, 2002 the Company adopted new accounting recommendations for stock-based compensation and as a result reported expenses of $18,460 for the year ended December 31, 2002. Administrative expenses increased to $267,906 in the year ended December 31, 2002 from $219,195 for the year ended December 31, 2001. Material changes in administrative expenses were due to: increased auditing and legal costs of $18,207 associated with the Company's submission of a 20-F registration statement with the United States Securities Exchange Commission in respect of its mineral property acquisitions; and increased office and general expenses of $30,034 primarily due to consulting fees paid in respect of the Company's 20-F registration statement, and to an increase in office rent.

Financing Activities and Capital Expenditures

During the 2002 year, the Company completed two non-brokered private placements. A private placement of 1,666,666 units announced on March 26, 2002, priced at $0.15 per unit, with each unit comprised of one common share and one share purchase warrant, exercisable prior to April 29, 2003 at $0.18 per share, netted proceeds of $250,000. A private placement of 312,366 flow-through units and 241,700 non-flow-through units, announced September 18, 2002, priced at $0.15 per unit, netted proceeds of $83,110. The flow-through units from the September offering were each comprised of one flow-through common share and one non-flow-through share purchase warrant, exercisable prior to December 31, 2002 at an exercise price of $0.20. The September non-flow-through units were each comprised of one common share and one share purchase warrant, exercisable prior to November 14, 2003, at an exercise price of $0.20. On December 31, 2002 the Company announced a non-brokered flow-through private placement of 200,000 units, priced at $0.15 per unit, each comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two warrants exercisable prior to December 31, 2003, at an exercise price of $0.20 per share, for net proceeds of $30,000. The private placement closed, subsequent to the year-end, on January 8, 2003.

For the year ended December 31, 2002, the Company incurred $585,190 in property acquisition costs and $244,843 in exploration costs. In February of 2002 the Company completed metallurgical testing in Vancouver, under the supervision of the Company's hydrometallurgical consultant, Dr. David Dreisinger, on high-grade cobalt-copper oxide material from the Democratic Republic of Congo. Based on the results of metallurgical test work, Company management, in conjunction with engineering consultants, in Canada and South Africa, developed preliminary plans for a 50 tonne per day plant to process cobalt-copper oxide material. Notwithstanding these encouraging metallurgical results, the Company will not proceed with the project (refer to previous discussion).

Exploration programs conducted on the Company's British Columbia mineral properties included: biogeochemical (bark) surveys, heavy mineral, and rock sampling on the Caramelia property near Rock Creek, BC; trenching, geological mapping and sampling on the Tommy Jack property near Smithers, BC; and sampling and geological/metallurgical/engineering evaluation on the properties comprising the Company's Greenwood Gold Project.

Subsequent Events

Subsequent to the year-end, the Company announced having arranged production financing of £2.4 million for the Greenwood Gold Project through an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a London based company. Pursuant to the agreement, ORCH has issued to the Company 4.8 million units of ORCH at the deemed price of £0.50 per unit and the Company has issued to ORCH a secured loan note in the principal amount of £2.4 million. ORCH was listed to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange effective February 28, 2003. ORCH will assist the Company in reselling the Company's ORCH units to third party purchasers. The note issued by the Company will be for a term of 3 years, bearing interest at the rate of 12% per annum, with the Company agreeing to set aside from the proceeds realized from the sale of ORCH units, an amount sufficient to pay the first two years' interest. The note is repayable at any time by the Company delivering to ORCH, gold bullion at the fixed price of US$ 315 per ounce or the cash equivalent, at ORCH's discretion. In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 million common shares of the Company at an exercise price of $0.30 per share in the first year and $0.35 in the second year. A finder's fee is payable by the Company. The transaction remains subject to acceptance by the TSX Venture Exchange.

A non-brokered flow-through private placement of 842,000 units, comprised of one flow-through common share and one non-flow-through share purchase warrant, priced at $0.25 per unit, was announced in March 2003, for gross proceeds of $210,500. Every two share purchase warrants will entitle the holder to purchase one additional common share prior to April 2, 2004, at an exercise price of $0.30 per share. Finder's fees totalling $9,850 were paid pursuant to the private placement, which closed on April 2, 2004 and netted $200,650.

Robert Watts, Chairman and Director, will not be standing for re-election to the Board of Directors at the Annual General Meeting on May 14, 2003.

Liquidity and Capital Resources
At December 31, 2002 the Company had a working capital deficiency of $233,839, compared to working capital of $29,864 at December 31, 2001, due to increased trade accounts payable of $93,939 and a draw down of cash balances.

The Company presently does not have sufficient financial resources to undertake all of its planned exploration and development programs. The Company is dependent on completion of the financing agreement with ORCH (see "Subsequent Events") to develop its Greenwood Gold Project to production. Future exploration programs on its Canadian exploration properties will be funded in part through flow-through financing. The Company is dependent on future equity financings to fund its operations, including property option payments and exploration work commitments.

Risks and Uncertainties
The Company has no revenue producing properties. The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities. The market price of precious metals and other minerals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company's operations are subject to environmental regulations which may be enacted by governmental agencies from time to time. Environmental legislation is evolving in a manner, which has led to stricter standards and enforcement and greater penalties for non-compliance. The Company intends to comply with all environmental regulations applicable in the jurisdictions in which its properties are located. The cost of compliance with environmental regulations may reduce the profitability of operations.

There is no guarantee that title to mining concessions in which the Company has or will acquire a material interest will not be challenged or impugned. Properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

All of the Company's short to medium term operating and exploration funding must be derived from external financing. Actual funding may vary from what is planned due to a number of factors, including the progress of exploration and development on its current properties. Should changes in market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritize project expenditures based on funding availability.

Outlook

The Company has management expertise in the areas of construction, development and operation of mining projects. The Company is focussing on advancing its Greenwood Gold Project to production. In addition, Company management continues to actively evaluate small to medium sized mineral projects, particularly gold projects, with the intent of acquiring advanced stage mineral projects, which can be quickly advanced to production.

Forward Looking Statements

The above may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

GOLD CITY INDUSTRIES LTD.

NOTICE OF AN ANNUAL GENERAL MEETING
TO BE HELD ON WEDNESDAY, MAY 14th, 2003

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Gold City Industries Ltd. (the "Company") will be held in the Board Room of Computershare Trust Company of Canada, 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, on Wednesday, May 14, 2003, at 2:00 pm (Vancouver time) for the following purposes:

1. To receive and consider the Report of Directors;

2. To receive and consider the Audited Financial Statements of the Company for its fiscal year ended December 31, 2002 together with the report of the auditors thereon;

3. To appoint Auditors for the ensuing year and to authorize the Directors to fix remuneration for the Auditors;

4. To fix the number of Directors for the ensuing year at five (5);

5. To elect Directors for the ensuing year;

6. To authorize adoption of a stock option plan;

7. To grant authority to the Directors to make amendments to existing stock options, subject to regulatory approval;

8. To transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Members are entitled to vote at the meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Instrument of Proxy. As stated in the accompanying Information Circular, the enclosed Instrument of Proxy is solicited by the Management of the Company, but you may amend it, if you so desire, by striking out the Management Proxyholders' names listed thereon and by inserting, in the space provided, the name of the person you wish to represent you at the Meeting.

Please advise the Company of any change in your mailing address.

Dated at Vancouver, B.C. this 14th day of April, 2003

BY ORDER OF THE BOARD OF DIRECTORS

"Fred Sveinson"

Frederick J. Sveinson
President and CEO

GOLD CITY INDUSTRIES LTD.
INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD WEDNESDAY, MAY 14, 2003
(Containing Information as at April 14, 2003 unless otherwise indicated)

SOLICITATION OF PROXIES BY MANAGEMENT
This Information Circular is furnished in connection with the solicitation of proxies by Management of Gold City Industries Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company and any adjournment thereof to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY
The persons named in the accompanying Form of Proxy are directors of the Company and are nominees of Management. **A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING, OTHER THAN THE MANAGEMENT NOMINEES**. A Member desiring to do so should strike out the printed names and insert the desired person's name in the blank space provided in the Form of Proxy.

The execution of a proxy should be by the Member or his attorney authorised in writing, or where the Member is a corporation, by a duly authorised officer or attorney of the corporation. In order to be effective, a completed proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding weekends and holidays) before the time of the Meeting or adjournment thereof. **THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE MEETING.**

A proxy may be revoked by any instrument in writing executed by the Member or by his attorney authorised in writing, or where the Member is a corporation, by a duly authorised officer or attorney of the corporation, and delivered either to Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of and prior to the Meeting, or any adjournment thereof, at which the proxy is to be used.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES
The shares represented by proxies will be voted by the Proxyholder on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the shares will be voted in accordance with the specifications so made. WHERE NO CHOICE HAS BEEN SPECIFIED, THE SHARES WILL BE VOTED FOR THE APPROVAL OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority with respect to matters where no choice is specified, with respect to amendments or variations to matters described in the Notice of Meeting and with respect to any other matters not so described, which may properly come before the Meeting. At the time of printing this circular, the Management of the Company knows of no such amendment, variation or other matter to come before the Meeting. However, if any other matters, which are now not known to Management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matter in accordance with the best judgement of the Proxyholder.

NON-REGISTERED MEMBERS
Only Registered Members or duly appointed Proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "Non-Registered" Members because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares. More particularly, a person is a Non-Registered Member in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Member deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) with which the Intermediary deals. In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Members.

Intermediaries are required to forward the Meeting Materials to Non-Registered Members unless a Non-Registered Member has waived the right to receive them. Generally, Non-Registered Members who have not waived the right to receive Meeting Materials will either:

(a) be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which describes the limits voting to the number of shares beneficially owned by the Non-Registered Member, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Member when depositing the Proxy. The Non-Registered Member who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b) be given a Proxy Authorization Form, **which is not signed by the Intermediary,** and which when properly completed and signed by the Non-Registered Member and **returned to the Intermediary or its service company,** will constitute voting instructions, which the Intermediary must follow. The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions. In order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Member must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Members to vote their Shares, which they own only beneficially. Should a Non-Registered Member who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Member will be obliged to strike out the Management Proxyholder's name(s) and insert the Non-Registered Member's name in the blank space provided. **In either case, Non-Registered Members must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company is authorized to issue 60,000,000 common voting shares with no par value, of which 25,107,892 common shares are issued and outstanding as fully paid and non-assessable as at the record date of April 14, 2003, each carrying the right to one vote. Registered Members or their Proxyholders are entitled to attend and vote at the Meeting. The Company has only one class of shares entitled to be voted at the Meeting.

To the knowledge of Management no person or Company beneficially holds more than 10% of the outstanding voting shares of the Company.

FINANCIAL STATEMENTS

The Audited Financial Statements of the Company for the year ended December 31, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Members at the Annual General Meeting. The Financial Statements, together with the Auditor's Report thereon and the President's Report to Shareholders are being mailed to Members of record with together with this Information Circular. Additional copies of the Financial Statements, together with the President's Report to Shareholders, Notice of Meeting, this Information Circular and Proxy will be available from the Company's Registered and Records Office: Suite 550, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 at any time prior to the Meeting.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes to nominate Morgan & Company, Chartered Accountants for re-appointment as auditors of the Company for the ensuing year, and to request authority for the Board of Directors to fix their remuneration.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next Annual General Meeting or until their successors are duly elected or appointed. It is proposed that the Board of Directors consist of five (5) members for the ensuing year. Persons named in the enclosed Form of Proxy intend to vote for the election of the nominees whose names are set forth below:

        Paul S. Cowley
        Robert G. McMorran
        Courtney A. Shearer
        Melvin W. Smale
        Frederick J. Sveinson

The names and municipalities of residence of the persons who are nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the period served as director and the principal occupation of each are as follows:

Name and City of Residence	Principal Occupation During Past Five Years	Office	Number of Shares Beneficially Held
Paul S. Cowley[1] North Vancouver, BC	Professional Geologist, Consultant	Director since April 11, 2000 VP Exploration for Company since May 26, 2000	89,700 (Direct)
Robert G. McMorran Port Moody, BC	Chartered Accountant, Chief Financial Officer of Canada Dominion Resources Corporation, President and sole director of Malaspina Consultants Inc.	Corporate Secretary since October 30, 1998	10,000 (Direct)
Courtney A. Shearer Bragg Creek, AB	VP Operations Wise Wood Previously Business Development Consultant, Larkspur Associates Inc.	Director since December 4, 2000 Chief Financial Officer since June 8, 2001	111,000 (Direct) 150,263 (Indirect)
Melvin W. Smale[1] Mission, BC	Retired Businessman	Director since October 30, 1998	1,952,356 (Direct)
Frederick J. Sveinson Richmond, BC	Professional Engineer – Consultant to the mining industry	President and Director since October 30, 1998 CEO since April 11, 2000	147,000 (Direct) 1,986,875 (Indirect) 115,248 (Control)

Note 1. Member of Audit Committee

Paul S. Cowley, Courtney A. Shearer, Melvin W. Smale, and Frederick J. Sveinson were each elected to his present term of office by a vote of Members at the last Annual General Meeting of the Company. Robert G. McMorran, currently serving as Corporate Secretary for the Company, is a new nominee.

Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee in their discretion.

Advance Notice of the Meeting was published, as required by Section 111 of the Company Act (British Columbia) in the Vancouver Province newspaper on April 4th, 2003.

REMUNERATION OF MANAGEMENT AND OTHERS
Summary Compensation Table
The following table sets out the compensation received by each of the Named Executive Officers for each of the Company's three most recently completed financial years. "Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. Also, disclosure is required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000, whether or not they are an executive officer at the end of the year. At 2002 year end the Company had one Named Executive Officer, Frederick J. Sveinson, President and CEO.

Name and Principal Position		Annual Compensation			Long Term Compensation			
	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SAR Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Frederick J.	2002	Nil	Nil	$81,000	350,000	Nil	Nil	Nil
Sveinson[1,2]	2001	Nil	Nil	$90,000	100,000	Nil	Nil	Nil
President & CEO	2000	Nil	Nil	$70,000	100,000	Nil	Nil	Nil
Robert A.	2002	Nil	Nil	Note 3.	250,000	Nil	Nil	Nil
Watts[1,2]	2001	Nil	Nil	Note 3.	175,000	Nil	Nil	Nil
Chairman	2000	Nil	Nil	$11,500	175,000	Nil	Nil	Nil

Note 1. On October 30, 1998 Robert A. Watts was appointed Chairman and CEO and Frederick J. Sveinson was appointed President.
Note 2. On April 11, 2000 Frederick J. Sveinson was appointed CEO. Robert A. Watts remains as Chairman.
Note 3. Annual compensation for Executive Officer is less than $100,000

Option/Stock Appreciation Rights (SAR) Granted During the Most Recently Completed Financial Year
The following table sets out incentive stock options and stock appreciation rights (SAR) granted to the named Executive Officer during the financial year ended December 31, 2002

	Securities Under Options/SAR Granted (#)	% of Total Options/SAR Granted to Employees In Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities/Underlying Options/SAR on the Date of Grant ($/Security)	Expiration Date
Frederick J. Sveinson President	250,000	29.6%	$0.15	$0.15	May 6, 2007

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

No aggregated option/SAR exercises were made during the financial year ended December 31, 2002.

Compensation of Directors
No direct remuneration was paid or is payable by the Company to the directors in their elected capacity, other than is listed in the table on the preceding page. No compensation is paid for attendance at Meetings or serving on committees. However, in such cases where a professionally qualified Director is directed by the Board to perform such services as he is professionally qualified to perform, compensation may be paid to that Director at the recognized and standard rates of that profession. The Company grants Incentive Share Purchase Options to directors, senior officers and employees as an incentive for their participation in the growth of the Company.

No incentive stock options were exercised by directors who were not Executive Officers during the financial year ended December 31st, 2002.

The directors and senior officers of the Company do not participate in any pension or retirement plan, or plan to compensate directors or officers with respect to termination in the event of change of control of the Company. There are no arrangements to pay compensation to the directors of the Company in their capacity as such, other than disclosed herein.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS
None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons has been indebted to the Company, since the beginning of the last completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, none of the directors and senior officers of the Company, proposed nominees for election or associates of such persons has any material interest, direct or indirect, in any transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

INCENTIVE STOCK OPTION PLAN
Recent TSX Venture Exchange Rule and Policy changes require that listed companies adopt a stock option plan pursuant to which incentive stock options may be granted. The Company currently has no stock option plan and has previously granted incentive stock options pursuant to individual stock option agreements. The Directors of the Company have approved a proposed stock option plan (the "Plan"). The number of shares reserved for issue under the Plan will be limited to 10% of the issued and outstanding common shares of the Company at the time of any grant of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, that number of options shall again be available under the Plan. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 Issuers, and will contain, among other provisions, the following:

* all options will be non-transferable;
* no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
* no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;
* options granted to persons performing investor relations activities must vest in stages over 12 months;
* disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider (see description below);
* options will be reclassified in the event of any consolidation, subdivision, conversion or change of the Company's common shares.

The Plan requires the approval of the Members by ordinary resolution and will be effective when the requisite documents pertaining to the Plan are filed with and accepted by the Exchange.

A copy of the Plan is available for review at the Company's offices at Suite 550 – 580 Hornby Street, Vancouver, BC V6C 3B6 during normal business hours up to and including the date of the Meeting.

The Company is asking the Members to approve the following resolutions:

"BE IT RESOLVED WITH OR WITHOUT AMENDMENT, THAT:

1.   the Company's 2003 stock option plan (the "Plan") be and is hereby adopted and approved;

2.   the Directors be and are hereby authorized to grant incentive stock options under and subject to the terms and conditions of the Plan, which may be exercised to purchase in the aggregate up to 10% of the Company's issued and outstanding common share capital at the time of such grant;

3.   the incentive stock options granted prior to the implementation of the Plan and which remain outstanding, for the purpose of calculating the number of incentive stock options that may be granted under the Plan, shall be treated and deemed to be options granted under the Plan; and

4.   the Directors be and are hereby authorized and directed to sign and execute all documents, agreements, and writings including any amendments thereto, file such documents, agreements, and writings with regulatory authorities and perform such other acts and deeds as may be necessary to obtain regulatory acceptance to the Plan and give effect to these resolutions.

Exchange policies also provide that amendments to decrease the number of shares under option or to increase the exercise price or to cancel an option may proceed without the necessity of obtaining approval of Members. However, a reduction in the exercise price of an option held by an insider at the time of the proposed amendment requires the approval of "disinterested" shareholders. Disinterested shareholders are Members who are not insiders of the listed company and who are not associates of insiders. The exercise price may only be amended if at least six months have elapsed since the grant of the option or the date the option exercise price was last amended.

Although Management has no present plans to reduce the exercise price of any outstanding options, this approval will be sought at this Meeting in order to dispense with necessity of calling another general meeting of Members should Management determine such amendments are warranted.

OTHER MATTERS
Other than as set forth in the Notice of Meeting, Management knows of no other matters to come before the Meeting. However, should any other item(s) of business be properly brought before the Meeting, Management Proxyholders will vote on such matters in accordance with their best judgement.

CERTIFICATE
The undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Members. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia this 14th day of April, 2003

"Fred Sveinson"
Frederick J. Sveinson
President & CEO

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

Gold City Industries Ltd. (the "Company")

TO BE HELD AT   Computershare Trust Company o f Canada
                        3rd Floor Boardroom, 510 Burrard Street, Vancouver, BC V6C 3B9

ON Wednesday, May 14, 2003 AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Frederick J. Sveinson, a Director of the Company, or failing this person, Melvin W. Smale, a Director of the Company, or in the place of the foregoing, _____ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To approve the audited financial statements and the Auditors' Report thereon for the fiscal year ended December 31, 2002		
2.	To determine the number of Directors at five (5)		

		For	Withhold
3.	To elect as Director, Paul S. Cowley		
4.	To elect as Director, Robert G. McMorran		
5.	To elect as Director, Courtney A. Shearer		
6.	To elect as Director, Melvin W. Smale		
7.	To elect as Director, Frederick J. Sveinson		
8.	To appoint Morgan & Company as Auditors of the Company		

		For	Against
9.	To authorize the Directors to fix the auditors' remuneration		
10.	To adopt a Stock Option Plan		
11.	To authorize the Directors to amend stock options		
12.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _____

Please Print Name: _____

Date: _____

Number of Shares
Represented by Proxy: _____

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **If this Instrument of Proxy is not dated** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. **A Registered Shareholder who wishes to _attend_ the Meeting and vote on the resolutions in person**, may simply register with the scrutineers before the Meeting begins.

5. **A Registered Shareholder who is _not able to attend_ the Meeting in person but wishes to vote on the resolutions**, may do the following:

   (a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;


OR


   (b) **appoint another proxyholder,** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, **the Registered Shareholder may still attend the Meeting and may vote in person**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.. The mailing address of Computershare Trust Company is 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 and its fax number is 1-800-247-7775.

GOLD CITY INDUSTRIES LTD.

SUPPLEMENTAL MAILING LIST
RETURN CARD

The undersigned certifies that he/she/it is the beneficial owner of securities (other than debt instruments) of Gold City Industries Ltd. (the "Company") and requests that he/she/it be placed on the Company's Supplemental Mailing List to receive the Company's Interim Financial Statements.

DATED this ——————— day of ————————— , 2003

———————————————————————
Signature

———————————————————————
Name – Please Print

———————————————————————

———————————————————————
Address

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card by mail to Gold City Industries Ltd., Suite 550 – 580 Hornby Street, Vancouver, BC V6C 3B6 or via facsimile (604) 642-6577.



GOLD CITY INDUSTRIES LTD.

ANNUAL REPORT

2002

Message to Shareholders

With the sustained resurgence of world gold prices during 2002, the Company has re-focussed its exploration attention on gold projects. Management continues to evaluate advanced stage mineral projects, which can be acquired, developed, and quickly brought into production. To this end, during the latter half of the year, the Company assembled a land package consisting of two core gold-copper property groups and optioned the Roberts Mill, located near Greenwood, British Columbia, to form the Greenwood Gold Project. The Company's British Columbia property portfolio now totals over 21,000 hectares.

The Company intends to advance the Greenwood Gold Project toward production during the coming year, subject to completion of permitting and financing. Subsequent to the year end, the Company announced that it had arranged production financing of £2.4 million for the Greenwood Gold Project through a gold loan investment agreement with Ocean Resources Capital Holdings Plc., a London based company. Upon closing of the financing, the Company will proceed with plans to rehabilitate and expand the Roberts Mill capacity to 200 tonnes per day; conduct diamond drill exploration programs on the Greenwood Gold properties; and mine and process a 10,000 tonne underground bulk sample from the Lexington property; leading to commercial production. Management is currently working closely with engineering, environmental, and metallurgical consultants on preliminary mine plans, process design, and permitting.

During the year 2002, the Company conducted a two-phase biogeochemical (bark) survey, heavy mineral, and rock sampling on its Caramelia property. The Caramelia property covers the historic McKinney (Cariboo-Amelia) quartz veins, which produced over 80,000 ounces of gold and 32,000 ounces of silver in two production campaigns during the 1890's and 1960-62. The Company also entered into an option agreement to acquire 100% interest in the Tommy Jack gold-silver exploration property, located 150 kilometres north of Smithers, BC and conducted an initial trenching and sampling program there in July.

In early 2002 the Company completed metallurgical test work and preliminary engineering related to the processing of high grade cobalt-copper ores in the Democratic Republic of Congo, through the Costamin JV, which the Company had entered into in 2001. Despite encouraging metallurgical test results, the Company decided not to continue its funding obligations to the Costamin JV, due to the uncertain political and economic climate in the DRC and has written off its investment in the project.

At Gold City's Myrtle property (Welbar Project), located on Barkerville Mountain, near Wells, BC, International Wayside Gold Mines Ltd. ("IWA"), conducted a 5-hole diamond drill program in September 2002. IWA has an option to earn a 50% interest in the Company's Welbar properties pursuant to agreements reached in 2001. The drilling successfully intersected numerous veins of different styles of mineralization with excellent gold values, in close proximity to IWA's Bonanza Ledge mineralization. Further drilling is required to demonstrate the full extent of the mineralized area on the Myrtle property.

We extend our appreciation to the Company's shareholders for their ongoing support of Gold City Industries Ltd. as we move forward in the coming year.

On Behalf of the Board of Directors

/s/ Fred Sveinson

Fred Sveinson, President & CEO

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND THE RESULTS OF OPERATIONS FOR 2002**

The following discussion and analysis should be read in conjunction with the audited financial statements and related notes.

Description of Business

The Company was incorporated by Amalgamation on December 7, 1994 under the laws of the Province of British Columbia and commenced operations at the same time. The principal business of the Company is the acquisition, and if warranted, advanced exploration, development and operation of mineral properties. The Company has not generated operating revenues to date because the properties it currently holds are exploration stage projects. At present the Company is focusing on advancing its Greenwood Gold Project, located near Greenwood, BC to production. The Company continues to evaluate other advanced stage mineral properties of merit.

In December 2002 all of the assets and liabilities of the Company's wholly owned subsidiary company, Applied Mine Technologies Inc. ("AMT"), which included 50.5% and 50% interests in the Old Nick and Domin mineral properties, were transferred to and assumed by the Company, giving it a 100% interest in the two properties, and AMT was dissolved.

During the year ending December 31, 2002 the Company entered into a number of agreements to acquire mineral properties and assets comprising the Greenwood Gold Project.

Mineral Property Acquisitions and Agreements

The Company holds varying interests in sixteen mineral exploration properties, all located in B.C. and which cover 21,000 hectares, including: the Greenwood Gold Project, located near Greenwood, British Columbia, comprised of five properties (3,200 hectares); the Boundary Project, centred around Rock Creek, BC, comprised of six properties (10,600 hectares); the Welbar Project, located near Wells/Barkerville, BC, comprised of two properties (2,600 hectares); the Domin Project, located 43 kilometres northeast of Wells, BC (3,700 hectares), and the Tommy Jack property, located 150 kilometres north of Smithers, BC (1,200 hectares).

Greenwood Gold Project

The Greenwood Gold Project is comprised of two core property groups – the Lexington-Lone Star and the Golden Crown (including the Winnipeg-Golden Crown, Century Gold, Zip, and JD claims), and the Roberts Mill.

In July 2002 the Company entered into an option agreement to acquire 100% interest in the Lexington-Lone Star property, subject to non-overlapping royalties, (either a 2.5% net smelter return ("NSR") or a net profits interest ("NPI"), in consideration for delivery of 1,750,000 common shares, conducting $250,000 in exploration expenditures over a two year period, and by making a cash payment of $250,000 prior to December 5, 2003. The Lexington-Lone Star property, located in the Boundary-Republic mining camp, hosts two gold-copper deposits and numerous showings. The Optionor, Minterra Resource Corp. (formerly Britannia Gold Corp.), had expended approximately $2.9 million dollars, including completion of a 900-metre decline and 300-metre ventilation raise to access the Grenoble/Main zone deposit, prior to 1998.

In August 2002 the Company entered into an option agreement to acquire 100% interest in the Winnipeg-Golden Crown claims, subject to a 2.5% NSR royalty, in consideration for delivery of 1,000,000 common shares and cash payments of $150,000 over a fifteen-month period. Prior underground development on the Golden Crown properties, includes completion of a 1,100 metre adit.

In September 2002 the Company entered into agreements to acquire a 100% interest in the Century Gold, Zip, and JD claims, which surround and are contiguous with the Winnipeg-Golden Crown claims. The Company may acquire a 100% interest in the Century Gold claim, subject to an underlying 4.5% NSR royalty, which will reduce to a 2.7% NSR royalty after payment of the first $300,000 in royalty payments, in consideration for delivery of 400,000 common shares and by making cash payments totalling $75,000 over a two-year period. A series of auriferous massive sulfide veins, on the Century Gold ground, including near surface targets, have for the most part been under-explored. Recent trenching in 1998 led to the discovery of the Tiara Vein, a steeply dipping, massive sulfide body, traceable on surface for 90 metres. The Company may acquire a 100% interest in the JD claim, subject to a 2.5% NSR royalty, in consideration for cash payments totalling $97,500, delivery of 300,000 common shares, and conducting $250,000 in exploration expenditures over a four-year period. The Company acquired 100% interest in the Zip mineral claim, subject to a 1.5% NSR royalty, in consideration for a cash payment of $500 and delivery of 25,000 common shares.

Also in September 2002 the Company entered into an option agreement to acquire 100% interest in the Roberts Mill, located 5 kilometres south of Greenwood, BC in consideration for cash payments of $336,000 over a six-year period and delivery of 400,000 common shares over a two-year period. The Company will also pay a tonnage royalty dependent on the price of gold ($1.50 per tonne, if the price of gold is < $400/ounce and $2.00 per tonne, if the price of gold is >$400/ounce) on the first 500,000 tonnes processed at the mill.

The Company plans on advancing the Greenwood Gold Project to production, subject to completion of permitting and financing. The Company also intends to rehabilitate and expand the Roberts Mill, which is a gravity-flotation mill, and carry out an underground bulk sample from the Lexington property Grenoble/Main Zone deposit, with the intent of achieving commercial production. Other surface and underground exploration programs are planned for the Lexington property and the Golden Crown property.

Boundary Project

During 2002 the Company conducted a two-phase biogeochemical (bark) survey, heavy mineral and rock sampling on its Caramelia property, (2,000 hectares) which covers the historic gold producing placer and McKinney (Cariboo-Amelia) quartz veins (historic production of 80,000 ounces of gold). Mineralization remains open at depth and laterally to the original Cariboo-Amelia vein. The focus of the 2002 program was to explore for new near surface mineralized vein systems in the area, which has extensive overburden cover. Analysis of the bark data indicates that the bark survey is promising as an exploration tool, in conjunction with other conventional exploration methods, to elucidate structure, lithology, and potential mineralization. Follow up programs of detailed mapping, sampling, and trenching of biogeochemical anomalies have been recommended.

The Company continues to maintain its interests in four other properties comprising the Boundary Project including: the Old Nick nickel-cobalt property (100%), its Rock Creek Joint Venture (44%), and the Shut (100%), and Sappho properties (under option to earn 100%). No exploration expenditures were incurred on these properties in the year ended December 31, 2002.

Welbar Project

The Company's Myrtle-Proserpine and Promise properties are subject to option agreements with International Wayside Gold Mines Ltd. ("IWA"), whereby IWA may acquire a 50% interest in the properties by conducting $250,000 exploration expenditures and by issuing 300,000 common shares to the Company on each of the two properties prior to December 31, 2005. In September 2002 IWA commenced a diamond drill program on the Myrtle property, which is located on Barkerville Mountain, northeast of IWA's Bonanza Ledge Discovery and adjacent to the historic mining town of Barkerville in central BC. In October 2002 the Companies announced a new discovery on the Myrtle claims, located 300 metres into the hangingwall of the BC Vein/Bonanza Ledge. Additional drill results were announced, subsequent to the 2002 year end, in March 2003. The drilling successfully intersected numerous veins of different styles of mineralization with excellent gold values in close proximity to the Bonanza Ledge mineralization, including 17.68 metres grading 0.266 ounces/ton gold in M02-01. Further drilling is required to demonstrate the full extent of the mineralized area.

Tommy Jack Property

In May 2002 the Company entered into an option agreement to acquire 100% interest, subject to a 2.0% NSR royalty, in the Tommy Jack property (1,200 hectares), located 150 kilometres north of Smithers, BC in consideration for making cash payments totalling $315,000, by delivering 200,000 common shares, and by conducting staged exploration programs over an eight year period. Sufficient exploration work will be conducted to file a minimum of two years assessment work for each year the option agreement is maintained. In July 2002 the Company conducted an initial surface evaluation of the Tommy Jack property, including trenching, mapping, and sampling.

Democratic Republic of Congo ("DRC") – Costamin JV

During the early part of 2002 the Company continued with metallurgical test work and preliminary engineering related to mining of cobalt-copper oxides. In June 2002 the Company announced that it had decided not to continue its funding obligations to the Costamin JV due to the uncertain political and economic climate. As a result, the Company will not acquire any equity interest in the Costamin JV and its investment has been written off.

Results of Operations

During the year ended December 31, 2002 the Company reported a net loss of $646,551 compared to a consolidated net loss of $272,306 reported in the year ended December 31, 2001. The difference is primarily due to abandonment and write down of mineral properties, which amounted to $305,248 for the year ended December 31, 2002 compared to no mineral property write downs in the prior year. Revenue reported for the year ending December 31, 2002 was $2,059 compared to $22,115 for the year ending December 31, 2001. The difference in revenue is primarily attributable to a finder's fee ($15,898) received by the Company for introducing a mining technology project to a major mining company. Effective January 1, 2002 the Company adopted new accounting recommendations for stock-based compensation and as a result reported expenses of $18,460 for the year ended December 31, 2002. Administrative expenses increased to $267,906 in the year ended December 31, 2002 from $219,195 for the year ended December 31, 2001. Material changes in administrative expenses were due to: increased auditing and legal costs of $18,207 associated with the Company's submission of a 20-F registration statement with the United States Securities Exchange Commission in respect of its mineral property acquisitions; and increased office and general expenses of $30,034 primarily due to consulting fees paid in respect of the Company's 20-F registration statement, and to an increase in office rent.

Financing Activities and Capital Expenditures

During the 2002 year, the Company completed two non-brokered private placements. A private placement of 1,666,666 units announced on March 26, 2002, priced at $0.15 per unit, with each unit comprised of one common share and one share purchase warrant, exercisable prior to April 29, 2003 at $0.18 per share, netted proceeds of $250,000. A private placement of 312,366 flow-through units and 241,700 non-flow-through units, announced September 18, 2002, priced at $0.15 per unit, netted proceeds of $83,110. The flow-through units from the September offering were each comprised of one flow-through common share and one non-flow-through share purchase warrant, exercisable prior to December 31, 2002 at an exercise price of $0.20. The September non-flow-through units were each comprised of one common share and one share purchase warrant, exercisable prior to November 14, 2003, at an exercise price of $0.20. On December 31, 2002 the Company announced a non-brokered flow-through private placement of 200,000 units, priced at $0.15 per unit, each comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two warrants exercisable prior to December 31, 2003, at an exercise price of $0.20 per share, for net proceeds of $30,000. The private placement closed, subsequent to the year-end, on January 8, 2003.

For the year ended December 31, 2002, the Company incurred $585,190 in property acquisition costs and $244,843 in exploration costs. In February of 2002 the Company completed metallurgical testing in Vancouver, under the supervision of the Company's hydrometallurgical consultant, Dr. David Dreisinger, on high-grade cobalt-copper oxide material from the Democratic Republic of Congo. Based on the results of metallurgical test work, Company management, in conjunction with engineering consultants, in Canada and South Africa, developed preliminary plans for a 50 tonne per day plant to process cobalt-copper oxide material. Notwithstanding these encouraging metallurgical results, the Company will not proceed with the project (refer to previous discussion).

Exploration programs conducted on the Company's British Columbia mineral properties included: biogeochemical (bark) surveys, heavy mineral, and rock sampling on the Caramelia property near Rock Creek, BC; trenching, geological mapping and sampling on the Tommy Jack property near Smithers, BC; and sampling and geological/metallurgical/engineering evaluation on the properties comprising the Company's Greenwood Gold Project.

Subsequent Events

Subsequent to the year-end, the Company announced having arranged production financing of £2.4 million for the Greenwood Gold Project through an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a London based company. Pursuant to the agreement, ORCH has issued to the Company 4.8 million units of ORCH at the deemed price of £0.50 per unit and the Company has issued to ORCH a secured loan note in the principal amount of £2.4 million. ORCH was listed to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange effective February 28, 2003. ORCH will assist the Company in reselling the Company's ORCH units to third party purchasers. The note issued by the Company will be for a term of 3 years, bearing interest at the rate of 12% per annum, with the Company agreeing to set aside from the proceeds realized from the sale of ORCH units, an amount sufficient to pay the first two years' interest. The note is repayable at any time by the Company delivering to ORCH, gold bullion at the fixed price of US$ 315 per ounce or the cash equivalent, at ORCH's discretion. In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 million common shares of the Company at an exercise price of $0.30 per share in the first year and $0.35 in the second year. A finder's fee is payable by the Company. The transaction remains subject to acceptance by the TSX Venture Exchange.

A non-brokered flow-through private placement of 842,000 units, comprised of one flow-through common share and one non-flow-through share purchase warrant, priced at $0.25 per unit, was announced in March 2003, for gross proceeds of $210,500. Every two share purchase warrants will entitle the holder to purchase one additional common share prior to April 2, 2004, at an exercise price of $0.30 per share. Finder's fees totalling $9,850 were paid pursuant to the private placement, which closed on April 2, 2004 and netted $200,650.

Robert Watts, Chairman and Director, will not be standing for re-election to the Board of Directors at the Annual General Meeting on May 14, 2003.

Liquidity and Capital Resources

At December 31, 2002 the Company had a working capital deficiency of $233,839, compared to working capital of $29,864 at December 31, 2001, due to increased trade accounts payable of $93,939 and a draw down of cash balances.

The Company presently does not have sufficient financial resources to undertake all of its planned exploration and development programs. The Company is dependent on completion of the financing agreement with ORCH (see "Subsequent Events") to develop its Greenwood Gold Project to production. Future exploration programs on its Canadian exploration properties will be funded in part through flow-through financing. The Company is dependent on future equity financings to fund its operations, including property option payments and exploration work commitments.

Risks and Uncertainties

The Company has no revenue producing properties. The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities. The market price of precious metals and other minerals is volatile and cannot be controlled. There is no assurance that the Company's mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company's operations are subject to environmental regulations which may be enacted by governmental agencies from time to time. Environmental legislation is evolving in a manner, which has led to stricter standards and enforcement and greater penalties for non-compliance. The Company intends to comply with all environmental regulations applicable in the jurisdictions in which its properties are located. The cost of compliance with environmental regulations may reduce the profitability of operations.

There is no guarantee that title to mining concessions in which the Company has or will acquire a material interest will not be challenged or impugned. Properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

All of the Company's short to medium term operating and exploration funding must be derived from external financing. Actual funding may vary from what is planned due to a number of factors, including the progress of exploration and development on its current properties. Should changes in market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritize project expenditures based on funding availability.

Outlook

The Company has management expertise in the areas of construction, development and operation of mining projects. The Company is focussing on advancing its Greenwood Gold Project to production. In addition, Company management continues to actively evaluate small to medium sized mineral projects, particularly gold projects, with the intent of acquiring advanced stage mineral projects, which can be quickly advanced to production.

Forward Looking Statements

The above may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

MORGAN AND COMPANY

AUDITORS' REPORT

To the Shareholders of
Gold City Industries Ltd.

We have audited the balance sheets of Gold City Industries Ltd. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

/s/ Morgan and Company

Vancouver, Canada
March 24, 2003   Chartered Accountants

GOLD CITY INDUSTRIES LTD.

BALANCE SHEETS

		DECEMBER 31	
		2002	2001
ASSETS			
Current			
Cash and cash equivalents	$	**9,382** $	261,141
Marketable securities		**56,000**	20,000
Accounts receivable		**10,659**	7,948
Prepaid expense		**1,239**	1,139
Current portion note receivable		**4,724**	6,824
Current portion mortgages receivable		**1,126**	7,183
		83,130	304,235
Mineral Properties And			
Related Deferred Exploration (Note 4)		**2,776,906**	2,252,121
Capital Assets (Note 5)		**44,039**	15,745
Other Assets (Note 6)		**43,780**	61,287
	$	**2,947,855** $	2,633,388
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$	**230,029** $	136,090
Loans payable		**86,940**	138,281
		316,969	274,371
Share Subscriptions (Note 7)		**30,000**	253,850
		346,969	528,221
SHAREHOLDERS' EQUITY			
Share Capital (Note 8)		**8,838,743**	7,714,933
Contributed Surplus		**158,460**	140,000
		8,997,203	7,854,933
Deficit		**(6,396,317)**	(5,749,766)
		2,600,886	2,105,167
	$	**2,947,855** $	2,633,388

Operations (Note 1)
Commitments and contingent liabilities (Note 10)
Subsequent Events (Note 12)

Approved by the Directors:

"Signed"   *"Signed"*
Frederick J. Sveinson   *Paul S. Cowley*

GOLD CITY INDUSTRIES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31		2002		2001
Administrative Expenses				
Audit, accounting and legal	$	**44,968**	$	26,761
Business development		**1,473**		3,664
Consulting and technical fees		**1,800**		720
Office and general		**193,188**		163,154
Share transfer and regulatory fees		**21,344**		18,374
Depreciation		**4,638**		1,987
Investor Relations		**495**		4,535
Loss Before Other Expenses		**267,906**		219,195
Other Expenses (Recoveries)				
Interest and other income		**(2,059)**		(22,115)
Mineral property evaluation		**56,996**		57,226
Write down of marketable securities		**-**		18,000
Abandonment of mineral properties		**305,248**		-
Stock-based Compensation		**18,460**		-
		378,645		53,111
Loss For The Year		**646,551**		272,306
Deficit, Beginning Of Year		**5,749,766**		5,477,460
Deficit, End Of Year	$	**6,396,317**	$	5,749,766
Basic and diluted loss per share	$	**0.03**	$	0.02
Basic and diluted weighted average shares outstanding		**19,105,416**		14,494,579

GOLD CITY INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31		2002		2001
Cash flows from operating activities				
Loss for the year	$	**(646,551)**	$	(272,306)
Add (deduct) items not involving cash:				
Abandonment of mineral properties		**305,248**		-
Write down of marketable securities		**-**		18,000
Depreciation		**4,638**		1,987
Stock-based compensation		**18,460**		-
		(318,205)		(252,319)
Net changes in non-cash working capital				
Accounts receivable		**(2,711)**		17,626
Prepaid expense		**(100)**		(412)
Accounts payable and accrued liabilities		**99,289**		96,425
Loans payable		**(51,341)**		135,071
		(273,068)		(3,609)
Cash flows from investing activities				
Purchase of capital assets		**(17,932)**		(12,409)
Acquisition of mineral properties		**(104,690)**		(193,971)
Other assets		**25,664**		9,272
Deferred exploration		**(244,843)**		(192,117)
		(341,801)		(389,225)
Cash flows from financing activities				
Shares issued for cash		**333,110**		228,700
Share subscriptions received		**30,000**		253,850
		363,110		482,550
Net cash and cash equivalents provided (used) during the year		**(251,759)**		89,716
Cash and cash equivalents beginning of year		**261,141**		171,425
Cash and cash equivalents end of year	$	**9,382**	$	261,141

Supplemental cash flow information (Note 14)

GOLD CITY INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. NATURE OF OPERATIONS

The Company was incorporated as Gold City Mining Corporation under the *Company Act (British Columbia)* on December 7, 1994 by amalgamation of Gold City Resources Ltd., Providence Industries Ltd., and McKinney Mines Ltd. This name was subsequently changed to Consolidated Gold City Mining Corporation on October 29, 1997 concurrent with a share consolidation and changed again on August 26, 1998 to Gold City Industries Ltd. (the "Company") concurrent with a further corporate restructuring and share consolidation. Its principal business activities have included the exploration for and development of mineral properties.

These financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting principles
These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Mineral properties and deferred exploration expenditures
The Company records its interests in mineral properties at cost. Expenditures on general mining exploration are charged against operations as incurred. Exploration expenditures for specific projects are deferred until such time as the projects achieve commercial production, or are sold or abandoned. When a project achieves commercial production, the deferred exploration expenditures are amortized against operations over the estimated life of the mine. Expenditures relating to abandoned projects are charged to operations in the year of abandonment. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

Consolidation
During 2001 the Company acquired all of the issued and outstanding shares of Applied Mine Technologies Inc. ("AMT") and included thereafter the accounts of such entity in the Company's consolidated financial statements.

In December 2002 the Company voluntarily dissolved AMT and as such all assets and liabilities of AMT were deemed to transfer to the company. Accordingly, the Company no longer owns any subsidiary companies and as such does not report its results on a consolidated basis.

Marketable Securities
Marketable securities are valued at the lower of cost or market value.

Capital Assets and Depreciation
The Company records its acquisition of capital assets at cost. Depreciation is charged to operations on a declining basis at the following annual rates:

Office furniture and equipment	20%
Mining equipment	30%
Milling equipment	20%

Use of estimates

The Company uses estimates in preparing these consolidated financial statements based on the best information available at the balance sheet date. These estimates are reviewed and adjusted regularly to ensure that such estimates are reasonable. The estimates included in the consolidated balance sheets, statements of operations and deficit and cash flows will vary with actual results.

Income taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increase by the estimated cost of the renounced tax deductions.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock-based compensation issued by the Canadian Institute of Chartered Accountants, which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value-based method of accounting. In respect of stock options granted to employees and directors, the Company has elected to adopt the intrinsic value-based method of accounting, which recognizes compensation expense only when the market price exceeds the exercise price at the date of grant, but which requires pro forma disclosure of net loss as if these grants were accounted for using the fair value method. Consideration paid on the exercise of stock options is credited to share capital.

Financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, mortgages and notes receivable, accounts payable and accrued liabilities and loans payable. The fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be cash and short-term investments with original maturities of three months or less.

Loss per share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective January 1, 2002. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

3. ACQUISITION OF APPLIED MINE TECHNOLOGIES INC.

Pursuant to an agreement dated February 8, 2000, the Company acquired 100% of the issued and outstanding shares of Applied Mine Technologies Inc. ("AMT") from AM Technologies Limited ("AM Limited") by issuing 100,000 common shares as consideration at a price of $0.15 per share. The transaction closed in 2001 upon completion of due diligence and AM Limited shareholder approval. The assets of AMT, being a 50% interest in the Domin mineral property in the Cariboo Mining Division of British Columbia and a 50.5% interest in the Old Nick mineral property in the Greenwood Mining Division, give the Company 100% interest in both of the mineral properties. The acquisition of AMT was accounted for in 2001 by the purchase method as follows:

Deferred Exploration Costs $15,000

In December 2002 the Company voluntarily dissolved AMT and all of its assets and liabilities were deemed to transfer to the Company.

The Company has a contingent obligation to AMT Limited relating to such date in the future that a formal decision is made to place the Domin property or the Old Nick property into production, of $50,000 or $500,000 respectively. The Company will have the option at the due date of either of these contingent obligations to make the payment in cash or by issuing shares.

4. MINERAL PROPERTIES AND RELATED DEFERRED EXPENDITURES

(b) The Company holds interests in mineral claims located in British Columbia that are owned, leased or under option. Deferred costs are as follows:

December 31, 2002:

	Balance December 31, 2001	2002 Property Acquisition	2002 Exploration Costs	Costs Written Off	Balance December 31, 2002
Rock Creek & Old Nick Property	$ 501,195	$ 1,000	$ 4,040	$	$ 506,235
Domin Project	273,813	16,500	1,153		291,466
Caramelia Property	684,198	-	36,498		720,696
Amy Project	33,459	-	940	34,399	-
Boundary Project	60,772	-	9,285		70,057
Congo Project	174,709	93,160	-	267,869	-
Midway Project	42,449	-	3,075		45,524
Sappho Property	75,137	4,250	5,959		85,346
WelBar Project	406,389	(36,000)	9,403		379,792
Bridon Property	-	-	905		905
Carbon Creek Property	-	-	2,980	2,980	-
Greenwood GoldProperty	-	498,030	138,695		636,725
Tommy Jack Property	-	8,250	31,560		39,810
Shut Property	-	-	350		350
Total	$ 2,252,121	$ 585,190	$ 244,843	$ 305,248	$ 2,776,906

December 31, 2001:

	Balance December 31, 2000	2001 Property Acquisition	2001 Exploration Costs	Costs Written Off	Balance December 31, 2001
Rock Creek & Old Nick Property	$ 455,747	$ 16,000	$ 29,448	$ -	$ 501,195
Domin Project	249,713	22,250	1,850	-	273,813
Caramelia Property	679,020	-	5,178	-	684,198
Amy Project	-	23,027	10,432	-	33,459
Boundary Project	-	22,200	38,572	-	60,772
Congo Project	-	174,709	-	-	174,709
Midway Project	-	25,410	17,039	-	42,449
Sappho Property	-	9,775	65,362	-	75,137
WelBar Project	420,153	(38,000)	24,236	-	406,389
Total	$ 1,804,633	$ 255,371	$ 192,117	$ -	$ 2,252,121

5. CAPITAL ASSETS

	Cost	2002 Accumulated Depreciation and Write Downs	Book Value	Cost	2001 Accumulated Depreciation and Write Downs	Book Value
Milling equipment	21,000	-	21,000	-	-	-
Office equipment	85,607	62,568	23,039	73,675	57,930	15,745
	128,265	62,568	44,039	95,333	79,588	15,745

6. OTHER ASSETS

	2002	2001
Mortgages receivable	$ 12,125	$ 35,689
Note receivable	4,724	6,824
Deposit	2,781	2,781
Reclamation bonds	30,000	30,000
	49,630	75,294
Less: Current portion	(5,850)	(14,007)
	$ 43,780	$ 61,287

The mortgage and note receivable are with respect to certain surface lands the company sold during 1999 to arms-length third parties. The mortgage is secured by the land title, and bears interest at 7.255%. The mortgage is amortized over a period of three years with payments commencing on October 2003.

The note receivable bears no interest, is unsecured, has no fixed repayment terms and matures September 10, 2003.

The deposit is with respect to a security deposit for office premises.

The reclamation bonds are posted with the Province of British Columbia with respect to estimated cost to reclaim the Company's exploration sites.

7. SHARE SUBSCRIPTIONS

During 2002 the Company received subscriptions pursuant to agreements for a private placement of 200,000 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant, with every two warrants entitling the holder thereof to purchase one additional common share at a price of $0.20 per share until December 31, 2003.

During 2001 the Company received subscriptions pursuant to agreements for a private placement of 1,692,333 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $0.20 per share until January 7, 2003. On January 8, 2003 the Company issued 1,692,333 units.

8. SHARE CAPITAL

(b)   Authorized   60,000,000 common shares without par value
(b)   Issued

	Common Shares		Amount
Balance December 31, 2000	13,534,829	$	7,386,833
Issued during 2001			
For cash	1,524,665		228,700
For acquisition of Applied Mine Technologies Inc.	100,000		15,000
For acquisition of mineral properties	466,000		84,400
Balance December 31, 2001	15,625,494		7,714,933
Issued during 2002			
For cash	2,220,732		333,110
For share subscriptions received in 2001 (Note 7)	1,692,333		253,850
For acquisition of mineral properties (Note 10)	3,375,000		507,500
For acquisition of milling equipment (Note 10)	100,000		15,000
For debt settlement	110,666		14,350
Balance December 31, 2002	23,124,225	$	8,838,743

(c)   Financings

During 2002 the Company completed financings as follows:

v)   In April the Company issued 1,666,666 units at $0.15 per unit for gross proceeds of $250,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire an additional common share at $0.18 per share until April 29, 2003.

vi)   In November the Company issued 241,700 units at $0.15 per unit for gross proceeds of $36,255. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire an additional common share at $0.20 pre share until November 14, 2003.

Concurrently, the Company issued 312,366 flow-through units at $0.15 per unit for gross proceeds of $46,855. Each flow-through unit consists of one flow-through common share and one non flow-through common share purchase warrant. Each such warrant entitled the holder thereof to acquire an additional common share at $0.20 per share until December 31, 2002.

vii)   In April the Company settled $25,000 indebtedness by issuing 75,000 common shares at an ascribed price of $0.12 per share.

viii)   In December the Company issued 35,666 common shares at an ascribed price of $0.15 per share to settle $5,350 of indebtedness.

During 2001 the Company completed financings as follows:

iii)   In July the Company issued 900,000 units at $0.15 per unit, for gross proceeds of $135,000. Of the units, 325,000 consisted of one flow-through common share and one non-flow-through common share purchase warrant ("July Warrant") and 575,000 of the units consisted of one common share and one July Warrant. Each July Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until July 2, 2002.

iv)   In October the Company issued 624,665 units at $0.15 per unit for gross proceeds of $93,700. Of the units, 449,666 consisted of one flow-through common share and one non-flow-through common share purchase warrant ("October Warrant") and 174,999 of the units consisted of one common share and one October Warrant. Each October Warrant entitles the holder thereof to purchase one common share at a price of $0.18 per share until October 4, 2002.

(d)   Warrants

A summary of warrants that have been issued by the Company and their status at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:

| | **2002** | | 2001 | |
	Warrants Outstanding [1]	**Weighted Average Exercise Price $/Share**	Warrants Outstanding [1]	Weighted Average Exercise Price $/Share
At January 1	**2,881,664**	**0.31**	1,483,667	0.34
Issued	**3,913,065**	**0.19**	1,524,665	0.18
Expired	**(3,194,030)**	**0.30**	(126,668)	0.20
At December 31	**3,600,699**	**0.19**	2,881,664	0.31

(1) The number of warrants disclosed has been adjusted to reflect the equivalent number of common shares that can be acquired on exercise at the respective exercise price.

(e)   Options

A summary of the Company's options at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:

| | **2002** | | 2001 | |
	Options Outstanding	**Weighted Average Exercise Price $/Share**	Options Outstanding	Weighted Average Exercise Price $/Share
At January 1	**945,000**	**0.27**	1,145,000	0.28
Granted	**845,000**	**0.15**	-	-
Cancelled	**-**	**-**	(200,000)	0.36
At December 31	**1,790,000**	**0.21**	945,000	0.27

Options to acquire common shares have been granted and are outstanding at year-end to officers and directors of the Company as follows:

Number of Common shares	Option Price	*Expiry Date*
110,000	$ 0.15	October 30, 2003
100,000	$ 0.20	February 3, 2004
350,000	$ 0.36	April 11, 2005
145,000	$ 0.25	May 26, 2005
100,000	$0.25	December 4, 2005
675,000	$ 0.15	May 6, 2007
1,480,000		

Had the Company determined compensation costs to employees and directors at the grant dates for those options granted during the year consistent with the fair value method of accounting for stock-based compensation, the Company's net loss would have been increased to the pro forma amounts indicated below:

			2002
Net loss for the period	As reported	$	(630,551)
	Pro Forma	$	(703,849)

The pro forma amounts presented above, do not include the effect of stock options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	average risk-free interest rate	3.5%
b)	expected life	2.5 years
c)	expected volatility	100%
d)	expected dividends	nil

9. INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2002	2001
Statutory tax rate	**39.62%**	44.6%
Loss per financial statements	**(646,551)** $	(121,448)
Expected income tax recovery	**(256,164)**	(121,448)
Non-Deductible differences	**266,800**	59,742
Unrecognized tax losses	**(10,636)**	61,706
Income tax provision	**-** $	-

The significant components of the Company's future tax assets are as follows:

	2002	2001
Cumulative exploration and development expenses	**1,301,196**	1,157,762
Net operating loss carry forwards	**740,995**	746,187
Less: valuation allowance	**(2,042,192)**	(1,903,949)
Net future income tax asset (liability)	**-** $	-

 Losses that reduce future income for tax purposes expire as follows:

2003	257,901
2004	375,009
2005	159,678
2006	200,486
2007	312,228
2008	212,564
2009	352,390
	1,870,256

In addition to the tax losses listed above there are resource related expenditures totalling $3,284,190, which can be used to offset future Canadian income indefinitely.

Capital losses of $77,625 are available to offset future income from capital gains and may be carried forward indefinitely.

10. COMMITMENTS AND CONTINGENT LIABILITIES

(i)   Pursuant to the terms and conditions of the Dominion Creek mineral property option agreement dated April 17, 2000, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Dominion Creek gold property on or before January 31, 2005, by making aggregate cash payments of $526,000, issuing 200,000 shares, and by incurring exploration expenditures on the property, or by making cash payments in lieu, sufficient to maintain a minimum of two years of assessment work on the property each year that the agreement is in place. As at December 31, 2002, the Company has made aggregate cash payments of $31,000 and has issued 150,000 shares to the property Vendors.

(j)   Pursuant to the terms and conditions of the Sappho mineral property option agreement dated March 6, 2001, the Company may acquire 100% interest, subject to a 3.0% net smelter return royalty, in the Sappho mineral property on or before March 1, 2006 by issuing 100,000 shares and by incurring exploration expenditures of $100,000 on the property. As at December 31, 2002, the Company has issued 75,000 shares to the Vendors.

(k)   Pursuant to the terms and conditions of the Tommy Jack mineral property option agreement dated May 10, 2002, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Tommy Jack mineral property by issuing 200,000 shares, making cash payments totalling $315,000, and by incurring exploration expenditures equivalent to a minimum of two years assessment work for each year that the agreement is in place. As at December 31, 2002, the Company has issued 50,000 shares.

(l)   Pursuant to the terms and conditions of the Lexington-Lone Star mineral property option agreement dated July 26, 2002, the Company may acquire 70% interest in the Lexington-Lone Star mineral property by issuing 1,750,000 shares and by incurring exploration expenditures of $250,000 prior to September 5, 2004. The Company may acquire the remaining 30% interest in the property by making a cash payment of $250,000 prior to December 5, 2003. Portions of the property are subject to non-overlapping, 2.5% net smelter royalties/net profits royalties. As at December 31, 2002, the Company has issued 1,750,000 shares to the Vendors.

(m)   Pursuant to the terms and conditions of the Golden Crown mineral property option agreement dated August 6, 2002, the Company may acquire 100% interest in the Winnipeg-Golden Crown mineral property, subject to a 2.5% net smelter return royalty, by issuing 1,000,000 shares and by making cash payments totalling $150,000 prior to January 9, 2004. As at December 31, 2002, the Company has issued 1,000,000 shares to the Vendors.

(n)   Pursuant to the terms and conditions of the Roberts Mill option agreement dated September 16, 2002, the Company may acquire 100% interest in the Roberts Mill by issuing 400,000 shares and by making cash payments totalling $336,000 prior to January 15, 2008. The Company will pay a tonnage royalty on the first 500,000 tonnes of ore processed on site as follows: (i) $1.50 per tonne, if the price of gold is less than US$ 400/ounce and (ii) $2.00 per tonne, if the price of gold is greater than US$ 400/ounce. As at December 31, 2002, the Company has issued 100,000 shares and has made cash payments of $6,000.

(o)   Pursuant to the terms of the JD mineral property option agreement dated September 23, 2002, the Company may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, by issuing 300,000 shares, by making cash payments totalling $97,500 and by incurring exploration expenditures of $250,000 prior to October 21, 2006. As at December 31, 2002 the Company has issued 75,000 shares.

(p)   Pursuant to the terms of the Century Gold mineral property option agreement dated September 30, 2002, the Company may acquire 100% interest, subject to an underlying net smelter return royalty, in the Century Gold mineral property, by issuing 400,000 shares and by making cash payments totalling $75,000 prior to October 21, 2004. Pursuant to the underlying net smelter return royalty agreement, a net smelter return royalty of 4.5% will be paid jointly to three royalty holders until $300,000 has been paid, after which the net smelter return royalty will reduce to 2.7% jointly. As at December 31, 2002, the Company has issued 400,000 shares and has made cash payments of $10,000.

11. RELATED PARTY TRANSACTIONS

The Company has incurred expenses of $188,260 (2001 - $174,690) to directors, officers and companies controlled by directors for geological and administrative services. Accounts payable include $151,681 (2001 - $84,144) payable to directors, officers and companies controlled by directors or officers.

12. SUBSEQUENT EVENTS

d) In January 2003 the Company issued 200,000 units pursuant to private placement agreements (Note 7).

e) In January 2003 the Company issued 100,000 common shares to Bow Mines Ltd. in connection with the Company's acquisition of certain milling equipment.

f) In February 2003 the Company announced that it had entered into an agreement with Ocean Resources Capital Holdings PLC ("ORCH"), a London UK based company, pursuant to which ORCH will advance to the Company £2,400,000 ($CDN 6,000,000). As consideration for receiving such advance the Company will issue a secured loan note ("the Note") for such amount, bearing interest at 12% per annum, repayable over a three- year term.

The Company has agreed to set aside sufficient funds from the advance to cover repayment of the first two years of interest expense. The Note is repayable at any time by the Company delivering to ORCH gold bullion at the fixed price of $US 315 per ounce or cash equivalent at ORCH's discretion. In addition, the Company has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 5,500,000 common shares of the Company at $0.30 per share until the first anniversary date of the issuance of the warrants and thereafter at $0.35 per share, expiring on the second anniversary date.

Certain finder's fees are payable pursuant to the agreement and the agreement is subject to the approval of the TSX Venture Exchange.

d) In March 2003 the Company announced that it has arranged a non-brokered private placement of 842,000 flow-through units at $0.25 per unit for gross proceeds of $210,500. Each unit consists of one flow-through common share and one non-flow-through, non-transferable common share purchase warrant. Two warrants entitle the holder thereof to purchase one additional common share at an exercise price of $0.30 per share for a period of one year from the date of acceptance of the private placement by the TSX Venture Exchange. A finder's fee may be payable on a portion of the subscriptions to the private placement.

13. SEGMENTED INFORMATION

All of the Company's operations have been in one industry, the exploration for precious metals. Management reviews the financial results according to expenditures by property as presented in the schedule of Mineral Properties and Related Deferred Expenditures (Note 4). The Company's mineral properties and capital assets are all in Canada.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001
Non-cash transactions		
- Shares issued for acquisition of mineral properties	$ 507,500	$ 99,400
- Shares issued for acquisition of Mill	15,000	-
- Shares issued for acquisition of Applied Mine Technologies Inc.	-	15,000
- Shares issued for debt settlement	14,350	-
- Marketable securities received as option payments	(36,000)	(38,000)
	$ 500,850	$ 76,400

GOLD CITY INDUSTRIES LTD.

Corporate Directory

Head Office

Gold City Industries Ltd.
550 – 580 Hornby Street
Vancouver, BC V6C 3B6

Telephone: (604) 682-7677
Facsimile: (604) 642-6577

E-Mail: info@gold-city.net
Website: www.gold-city.net

Directors

Paul S. Cowley*
North Vancouver, BC

Courtney A. Shearer
Calgary, AB

Melvin W. Smale*
Mission, BC

Frederick J. Sveinson
Richmond, BC

Robert A. Watts*
Victoria, BC

* *Member of Audit Committee*

Stock Exchange Listing

TSX Venture Exchange
Symbol: GC

Officers

Robert A. Watts, C.A.
Chairman

Frederick J. Sveinson, P.Eng.
President & Chief Executive Officer

Paul S. Cowley, P.Geo.
Vice President Exploration

Courtney A. Shearer, B.Sc., MBA
Chief Financial Officer

Robert G. McMorran, C.A.
Corporate Secretary

Terry A. Sveinson, C.G.A.
Treasurer

Auditors

Morgan & Company
Vancouver, BC

Solicitors

Lyons Hamilton
Vancouver, BC

Transfer Agent

Computershare Trust Company
Vancouver, BC

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
03-08

April 17, 2003   TSX Venture: GC

Gold City Options Caramelia Property to Jantri Resources Inc.

Fred Sveinson, President, announces the Company has signed an option agreement with Jantri Resources Inc. (TSX-V: JNT.T), whereby Jantri may earn a 50% interest in the Company's Caramelia Gold Property, comprised of 44 mineral claims (120 units) encompassing 1,982 hectares. The property is located approximately 15 kilometres northwest of the town of Rock Creek, British Columbia in the Greenwood Mining Division. Gold City owns a 100% interest in the property, which is subject to varying, non-overlapping net smelter return royalties, ranging from 1% to 3%. Teck Cominco has a 2% NSR on five of the claims, as well as the right (until December 21, 2004) to finance and operate the five claims, subject to a positive feasibility and proven reserves of greater than 250,000 ounces of gold.

To earn its interest, Jantri will make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years. The Agreement requires a minimum expenditure of $50,000 on exploration in year 1 and the issuance of 300,000 shares. All payments in cash, issuance of shares, and expenditures on work will be cumulative and can be accelerated. Gold City has spent $42,000 on the property in the last two years and has $720,000 of expenditures registered on the property from its own expenditures and from previous owners.

The Caramelia property encompasses the historic Camp McKinney gold camp. The Cariboo-Amelia Mine is the most productive deposit within the area with reported total historic production of 124,500 tonnes at a grade of 20.39 g/t recovering 81,600 ounces of gold (Minfile, 2001. Mineral Property Database, Geological Survey Branch – Mineral Resources Division, Ministry of Energy, Mines, and Petroleum Resources, British Columbia). During the last period of mining, completed in 1962, 10,244 tonnes of ore averaging 36.4 g/t gold were recovered from the lower levels of the mine (above the 600 level, a vertical depth of 165 metres).

Mineralization remains open at depth (below 165 metres) and laterally to the original Cariboo-Amelia vein. The vein system is mesothermal, therefore, it has good potential to continue to depth. The vein system is, however, complex with faulting causing lateral and vertical offsets to the veins. New development will be required to access the deposit at depth. During 2002 Gold City conducted a two-phase biogeochemical (bark) survey, heavy mineral and rock sampling on the Caramelia property to explore for new near surface mineralized vein systems in the area, which has extensive overburden cover. Analysis of the bark data has indicated that the bark surveys are promising as an exploration tool, in conjunction with other conventional exploration methods, to define structure, lithology, and potential mineralization. Follow up programs of detailed mapping, sampling, and trenching of biogeochemical anomalies have been recommended by Paul Cowley, P.Geo., Gold City's VP of Exploration.

Gold City Industries Ltd.
Signed "Fred Sveinson"
Fred Sveinson, President

For further information please contact Fred Sveinson, President at (604) 682-7677

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

 April 23, 2003   By: /s/ Frederick Sveinson, President
Date